ASSET PURCHASE AGREEMENT

between

EASTSIDE DISTILLING, Inc.

as Buyer,

INTERSECT BEVERAGE, LLC

as the Company

dated as of

September 12, 2019

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

1.1	Definitions	1
1.2	Table of Definitions	6

ARTICLE II PURCHASE AND SALE		8

2.1	Purchase and Sale of Assets	8
2.2	Excluded Assets	9
2.3	Assumed Liabilities	9
2.4	Excluded Liabilities	9
2.5	Consideration	9
2.6	Initial Consideration and Subsequent Earnout Consideration	10
2.7	Withholding Tax	14
2.8	Consents, Authorizations, Waivers	14

ARTICLE III CLOSING		15

3.1	Closing	15
3.2	Closing Deliverables.	15

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		17

4.1	Organization of The Company	17
4.2	Capitalization; Subsidiaries	17
4.3	Authority of the Company	17
4.4	No Conflicts; Consents	18
4.5	Financial Statements	18
4.6	Undisclosed Liabilities	18
4.7	Contracts	18
4.8	Title to Purchased Assets	20
4.9	Condition and Sufficiency of Assets	20
4.10	Real Property	20
4.11	Intellectual Property.	21
4.12	Legal Proceedings.	23
4.13	Compliance with Laws; Permits.	23
4.14	Environmental Matters	23
4.15	Employee Benefit Matters.	24
4.16	Employment Matters.	25
4.17	Taxes.	26
4.18	Absence of Certain Business Practices	27
4.19	Customers and Vendors.	28

i

4.20	Company Products.	28
4.21	Inventory	29
4.22	Intentionally Omitted	29
4.23	Affiliate Interests and Transactions	29
4.24	Insurance	29
4.25	Brokers	30
4.26	Absence of Certain Changes or Events	30
4.27	Solvency	30
4.28	Accredited Investor; Investment Experience	30

ARTICLE V [INTENTIONALLY OMITTED]		31

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BUYER		31

6.1	Organization of Buyer	31
6.2	Authority of Buyer	31
6.3	No Conflicts; Consents	31
6.4	Brokers	31
6.5	Legal Proceedings	31
6.6	Securities Duly Issued	31

ARTICLE VII COVENANTS		32

7.1	Employees and Employee Benefits.	32
7.2	Registration of Securities	33
7.3	Buyer Board Appointment	34
7.4	Confidentiality	34
7.5	Public Announcements	34
7.6	Receivables; Customer and Supplier Inquiries; Customer Trust Deposits	34
7.7	Insurance Proceeds	35
7.8	Transfer Taxes	35
7.9	Certain Tax Matters	35
7.10	Name	36
7.11	Further Assurances; Access to Records	36
7.12	Release	37
7.13	Restrictive Covenants of the Company	37

ARTICLE VIII INDEMNIFICATION		38

8.1	Survival	38
8.2	Indemnification by the Company	38
8.3	Indemnification by Buyer	39

ii

8.4	Materiality	39
8.5	Indemnification Procedures	39
8.6	Payments; Exclusive Buyer Remedy	41
8.7	Tax Treatment of Indemnification Payments	41
8.8	Effect of Insurance	41
8.9	Mitigation	42
8.10	Cumulative Remedies	42

ARTICLE IX MISCELLANEOUS		42

9.1	Expenses	42
9.2	Bulk Sales	42
9.3	Notices	43
9.4	Interpretation	43
9.5	Headings	43
9.6	Severability	43
9.7	Entire Agreement	44
9.8	Successors and Assigns	44
9.9	No Third-Party Beneficiaries	44
9.10	Amendment and Modification; Waiver	44
9.11	Governing Law	44
9.12	Jurisdiction; Venue; Dispute Resolution	44
9.13	Specific Performance	45
9.14	Waiver of Jury Trial	45
9.15	Counterparts	45

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of September 12, 2019, is made and entered into between Eastside Distilling, Inc., a Nevada corporation (“Buyer”), and Intersect Beverage, LLC, a California limited liability company (the “Company”).

RECITALS

A. The Company is engaged in the business of importing and distributing tequila and related products (the “Business”).

B. The Company wishes to sell to Buyer, and Buyer wishes to purchase from the Company, the Purchased Assets (as defined herein), and, in connection therewith, Buyer is willing to assume from the Company the Assumed Liabilities (as defined herein), all upon the terms and subject to the conditions set forth herein (such sale and purchase, together with all other transactions contemplated by this Agreement, the “Transaction”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. The following terms have the meanings specified or referred to in this Article I:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, examination, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Benefit Plan” means any retirement, pension, profit sharing, deferred compensation, equity bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, equity purchase, equity option, restricted equity, phantom equity, equity appreciation rights, fringe benefit or other compensation or employee benefit plan, program, policy, practice, Contract or arrangement of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any employment, consulting or personal services Contract, whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (a) sponsored, maintained, contributed to or required to be contributed to by the Company, any Affiliate of the Company or any ERISA Affiliate (or to which the Company, any Affiliate of the Company or any ERISA Affiliate) is a party and which covers or benefits any current or former officer, employee, director, consultant, independent contractor or any other service provider of or to the Company (or any spouse, dependent or beneficiary of any such individual); or (b) with respect to which the Company has any Liability (including any contingent Liability).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Portland, Oregon are authorized or required by Law to be closed for business.

“Buyer Common Stock” means shares of common stock of Buyer, par value $0.0001 per share.

“Cash Held in Trust” cash collected from or on behalf of any customer of the Business prior to Closing that is required to be remitted to any third party (including any Governmental Authority), whether before or after the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contracts” means all legally binding contracts, purchase orders, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements.

“Current Assets” means those categories of current assets of the Company determined in accordance with GAAP, applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the balance sheet as of June 30, 2019 included in the Financial Statements.

“Current Liabilities” means those categories of current liabilities of the Company determined in accordance with GAAP, applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the balance sheet as of June 30, 2019 included in the Financial Statements.

“Disclosure Letter” means the Disclosure Letter delivered by the Company concurrently with the execution and delivery of this Agreement with respect to the Schedules and Exhibits provided in this Agreement.

“Earnout Period” means that period commencing on the first day of the month following the day the Closing Date occurs and ending on the last day of the twenty-fourth (24th) month following the Closing Date.

“Encumbrance” means any charge, claim, community property interest, pledge, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Law” means any applicable Law, or any agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any hazardous materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person that is (or, at any relevant time, was) treated, together with the Company, as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Fair Market Value” means, with respect to shares of Buyer Common Stock, the volume-weighted average closing price in U.S. dollars for the shares for the twenty (20) consecutive trading days immediately preceding the applicable measurement date.

“FIRPTA Certificate” means a certificate pursuant to Treasury Regulations Section 1.1445-2(b) certifying that a party is not a foreign person with the meaning of Section 1445 of the Code.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any quasi-governmental authority (to the extent that the rules, regulations or orders of such authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.

“Indebtedness” means, without duplication, (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond (other than any performance bond), debenture, mortgage or other debt instrument or debt security, (iii) payment obligations currently due and payable under any interest rate, currency or other hedging agreement, (iv) obligations under any performance bond or letter of credit (to the extent drawn), (v) any Liabilities of the Company in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which Liabilities are required to be classified and accounted for under GAAP as capital leases; (vi) any amounts for the deferred purchase price of goods and services (including, without limitation, trade payables and any earn out Liabilities associated with past acquisitions); (vii) all Liabilities with respect to any current or former employee, consultant, officer or director of the Business or the Company that arise before the Closing Date, including all Liabilities with respect to any Benefit Plans, obligations in respect of transaction bonuses, change-in-control payments, severance rights, deferred compensation payments, and similar obligations triggered by the transactions contemplated herein, and all accrued salary, paid time off and vacation obligations, and any and all employment or payroll Taxes imposed with respect to the foregoing; (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons for the payment of which the Company is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations; (ix) all obligations of the type referred to in clauses (i) through (viii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance on any property or asset of the Business or the Company (whether or not such obligation is assumed by the Business or the Company); and (x) all prepayment penalties, premiums or fees required to be paid in connection with the prepayment of any of the foregoing.

“Initial Earnout Period” means that period commencing on the first day of the month following the day the Closing Date occurs and ending on the last day of the eighteenth (18th) month following the Closing Date.

“Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook, Instagram and other social media platforms and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; (g) royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing; (h) rights of personality, publicity and privacy; and (i) all rights to any Actions of any nature available to or being pursued to the extent related to any of the foregoing, whether accruing before, on or after the Closing Date, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages.

“Intellectual Property Assets” means all Intellectual Property that is owned by or licensed to or purported to be owned by or licensed to the Company or used in or necessary for the conduct of the Business as currently conducted.

“Intellectual Property Registrations” means all Intellectual Property Assets that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“IRS” means Internal Revenue Service.

“Knowledge of the Company”, “The Company’s Knowledge” or any other similar knowledge qualification means the knowledge of Pat Kilkenny and Joe Giansante, after reasonable inquiry (including, with respect to financial or accounting matters, inquiry of the Company’s advisors).

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased or licensed to the Company or which the Company otherwise has a legal right or option to use or occupy, and related to, used or held for use in connection with the Business, together with all structures, facilities, fixtures, systems, improvements and items of property located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Liability(ies)” means any and all debts, liabilities, obligations, claims, Losses, costs, expenses or commitments of any kind or nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Losses” means all losses, damages, Liabilities, deficiencies, Actions, judgments, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder, but excluding punitive or exemplary damages (except to the extent the same are awarded to a third party).

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to be, materially adverse to (a) the business, results of operations, financial condition, or assets of the Business, (b) or the ability of the Company to consummate the Transaction contemplated herein.

“Open Source License” means any of the following open source licenses or licenses including, but not limited to the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

“Operating Agreement” means that Second Amended and Restated Operating Agreement executed May 2013 among the Company and its members, as amended by the Contribution and Amendment among TQLA, LLC, the Company and its other members effective December 31, 2014.

“Owners” means all the members of the Company as of the Closing Date as provided in Schedule 4.2(a) of the Disclosure Letter.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Personal Data” means, collectively, all data or information constituting the personal information relating to any natural person, including employees, customers, and other individuals, that has been collected or otherwise obtained by the Company. For purposes of this definition, an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“Pro-Rata Portion” means each Owner’s applicable ownership percentage of the Company as of the Closing Date as provided in Schedule 4.2 of the Disclosure Letter; provided that the Company may adjust each Owner’s applicable ownership percentage solely for the purpose of giving effect to the conversion of the Azunia Note in accordance with the terms set forth therein (which have not been modified, amended or waived without Buyer’s consent), and “Pro-Rata Portion” shall thereafter mean each Owner’s applicable ownership percentage of the Company after giving effect to the conversion of the Azunia Note as certified by the Company to the Buyer no later than five hundred ten (510) days following the Closing Date.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Subsequent Earnout Period” means that period commencing on the first day of the thirteenth (13th) month following the Closing Date and ending on the last day of the twenty-fourth (24th) month following the Closing Date.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any and all (a) federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties or (b) liability for any amounts of the type described in clause (a) above payable by reason of Treasury Regulations Section 1.1502-6 (or similar provision of state, local or foreign Law), transferee or successor liability, by contract or otherwise, and the term “Tax” means any one of the foregoing Taxes.

“Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, and the other agreements, instruments and documents required to be delivered at or in connection with the Closing.

1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location

ACA	4.15(e)
Acceleration Event	2.6(e)
Aggregate Consideration	2.5(a)
Agreement	Preamble
Annual Financial Statements	4.5(a)
Assigned Contracts	2.1(b)
Assignment and Assumption Agreement	3.2(a)(ii)
Assumed Liabilities	2.3
Azunia Note	3.2(a)(x)
Bill of Sale	3.2(a)(i)
Business	Recitals
Buyer	Preamble
Buyer Indemnitees	8.2
Buyer Releasees	7.12
Closing	3.1
Closing Date	3.1

Definition	Location

COBRA	4.15(c)
Company	Preamble
Company Indemnitees	8.3
Company Products	4.20(a)
Company Related Party	4.23
Earnout Consideration	2.6(b)
Earnout Dispute Notice	2.6(c)(iii)
Earnout Statement	2.6(c)(ii)
Employee Assignment Agreement	4.11(f)
Employment Laws	4.16(b)
Excluded Assets	2.2
Excluded Liabilities	2.4
Financial Statements	4.5(a)
Fixed Number of Shares	2.6(a)(i)
Fundamental Representations	8.1
HCERA	4.15(e)
Health Care Reform Laws	4.15(e)
Health Plan	4.15(e)
Indemnified Party	8.5(a)
Indemnifying Party	8.5(a)
Indemnity Threshold	8.5(d)
Independent Accounting Firm	2.6(c)(iii)
Information Systems	4.11(h)
Initial Consideration	2.5(a)
Initial Earnout Consideration	2.6(a)(ii)
Initial Earnout Payment Date	2.6(d)(i)
Initial Purchase Price for Assets	2.6(a)(ii)
Inventory	2.1(a)
IP Representations	8.5(d)
Key Customer	4.19(a)
Key Vendor	4.19(b)
Last Balance Sheet	4.5(a)
Last Balance Sheet Date	4.5(a)
Last Interim Financial Statements	4.5(a)
M&A Qualified Beneficiary	4.15(g)
Per-Claim Threshold	8.5(d)
Permitted Encumbrances	4.8
Personal Data Obligations	4.11(k)
Process	4.11(k)
Processing	4.11(k)
Promissory Note	2.5(b)
Purchased Assets	2.1
Releasing Parties	7.12
Resale Shelf	7.2(a)
Restricted Period	7.13(a)
Securities Act	3.2(a)(vi)
Selling Group	7.1(d)
Specified Excluded Liabilities	2.4
Subsequent Earnout Consideration	2.6(b)
Substitute Payment	2.5(b)
Suspension Period	7.2(b)
Tangible Personal Property	2.1(d)
Transaction	Recitals
Transfer Taxes	7.8
Transferring Employees	7.1(b)
WARN Act	7.1(c)

ARTICLE II
PURCHASE AND SALE

2.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Company shall sell, assign, transfer, convey and deliver to Buyer, and Buyer, in reliance on the representations, warranties and covenants of the Company, shall purchase from the Company, all of the Company’s right, title and interest in and to all assets, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, accrued, unaccrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the Business, as the same shall exist on the Closing Date, whether or not carried or reflected on or specifically referred to in the Company’s books or financial statements or in the Schedules to the Disclosure Letter, other than the Excluded Assets (collectively, the “Purchased Assets”), in each case free and clear of any Encumbrances other than Permitted Encumbrances, including, without limitation, all of the Company’s right, title and interest under, in or to (as applicable) the following:

(a) all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories, wherever located (“Inventory”);

(b) the Contracts listed on Schedule 2.1(b) of the Disclosure Letter (the “Assigned Contracts”);

(c) all Intellectual Property Assets;

(d) all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property (the “Tangible Personal Property”);

(e) all Permits listed on Schedule 2.1(e) of the Disclosure Letter, but only to the extent such Permits may be transferred under applicable Law;

(f) all rights to any Actions of any nature available to or being pursued by the Company to the extent related to the Business, the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(g) all credits, rebates (including ACH payments, credit memos and any other rebates based on purchase volumes), prepaid expenses, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees;

(h) warranties, indemnities and all similar rights against third parties to the extent related to the Business, the Purchased Assets or the Assumed Liabilities (and proceeds in respect thereof);

(i) all rights in respect of the Leased Real Property;

(j) all insurance benefits, including rights and proceeds, arising from or relating to the Business, the Purchased Assets or the Assumed Liabilities prior to the Closing;

(k) all personnel and employment records of Transferring Employees;

(l) originals, or where not available (or in the case of Tax Returns), copies, of all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, customer lists, correspondence (including all correspondence with any Governmental Authority but excluding pre-Closing privileged correspondence belonging to the Owners and containing information regarding this Transaction), sales material and records, strategic plans, and files relating to the Intellectual Property Assets;

(m) all rebates paid to the Company, regardless of when paid, in respect of the Business; and

(n) all goodwill and the going concern value of the Business.

2.2 Excluded Assets. The Company is not selling, and Buyer is not purchasing, any of the following assets of the Company, all of which shall be retained by the Company and excluded from the Purchased Assets (collectively, the “Excluded Assets”):

(a) all rights which accrue or will accrue to the Company under the Transaction Documents; and

(b) the assets, properties, and rights specifically set forth on Schedule 2.2(b) of the Disclosure Letter;

2.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer will assume the Liabilities of the Company specifically identified on Schedule 2.3 of the Disclosure Letter (collectively, the “Assumed Liabilities”), and no other Liabilities.

2.4 Excluded Liabilities. Notwithstanding the provisions of Section 2.3 or any other provision of this Agreement, any Schedule or Exhibit hereto or any Transaction Document to the contrary, Buyer does not assume and shall not be responsible to pay, perform or discharge (and the Company shall retain, pay, perform or otherwise discharge without recourse to Buyer) any Liabilities of the Company or any of its Affiliates of any kind or nature whatsoever, including, without limitation, those Liabilities set forth on Schedule 2.4 of the Disclosure Letter (the “Specified Excluded Liabilities”) other than the Assumed Liabilities (collectively, the “Excluded Liabilities”).

2.5 Consideration.

(a) Subject to Section 2.5(b), the aggregate consideration for the Purchased Assets (the “Aggregate Consideration”) shall be equal to (in addition to the assumption of any Assumed Liabilities) the aggregate number of shares of Buyer Common Stock, cash payments and/or Promissory Notes comprising (i) the “Initial Consideration,” which Initial Consideration shall be comprised of the Fixed Number of Shares, and to the extent applicable, the Initial Earnout Consideration and (ii) the Subsequent Earnout Consideration, all of which are payable pursuant to Section 2.6. The Company specifically directs Buyer to deliver the Aggregate Consideration directly to the Owners on behalf of the Company.

(b) Notwithstanding anything set forth in this Agreement, Buyer shall not be required to issue shares of Buyer Common Stock if, in order for Buyer to issue sufficient shares of Buyer Common Stock to pay any portion of the Aggregate Consideration, Buyer would be required to hold a vote of Buyer’s stockholders pursuant to Nasdaq Listing Rules (i.e. the number of Shares of Buyer Common Stock issuable under this Agreement will not exceed 19.9% of Buyer’s outstanding common stock). In the event that pursuant to Nasdaq Listing Rules the payment of any portion of the Aggregate Consideration would require Buyer to hold a vote of its stockholders, Buyer may, at its election, issue only that number of shares of Buyer Common Stock which would not require such vote, and instead pay any remaining portion of the Aggregate Consideration (a “Substitute Payment”) in the form of cash or as a promissory note issued in favor of the Owners in the form attached as Exhibit A, hereto (each, a “Promissory Note”). If Buyer elects to make a Substitute Payment in cash, Buyer shall pay to each Owner, such Owner’s Pro-Rata Portion of the Substitute Payment by wire transfer of immediately available funds to an account designated by such Owner in writing. Alternatively, in lieu of cash, Buyer may issue a Promissory Note to each Owner with an aggregate principal amount equal to such Owner’s Pro-Rata Portion of the Substitute Payment.

2.6 Initial Consideration and Subsequent Earnout Consideration.

(a) Initial Consideration.

(i) Fixed Number of Shares. Buyer shall issue to each of the Owners their Pro-Rata Portion (rounded down to the nearest whole number of shares of Buyer Common Stock) of a total of one million two hundred thousand (1,200,000) shares of Buyer Common Stock (the “Fixed Number of Shares,”) as set forth on and calculated in accordance with Schedule 2.6(a) of the Disclosure Letter, as follows:

(A) 850,000 shares of Buyer Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Buyer Common Stock), at a stipulated value for purposes of this Agreement of $6.00 per share to be issued immediately following the date that is five hundred forty (540) days following the Closing Date, plus

(B) 350,000 shares of Buyer Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Buyer Common Stock), at a stipulated value for purposes of this Agreement equal to the Fair Market Value of Buyer Common Stock as of the one-year anniversary of the Closing Date, also to be issued immediately following the date that is five hundred forty (540) days following the Closing Date.

(ii) Initial Earnout Consideration. If the gross revenue of the Business during the Initial Earnout Period equals or exceeds the Scenario 1 Gross Revenue as set forth on Schedule 2.6(a) of the Disclosure Letter and the aggregate stipulated dollar value (as provided above) of the Fixed Number of Shares is less than the “Initial Purchase Price for Assets” as set forth and described in the applicable column of Schedule 2.6(a) of the Disclosure Letter, then at the times and in the manner provided in the following provisions of this Section 2.6, Buyer shall issue to each of the Owners their Pro-Rata Portion (rounded down to the nearest whole number of shares) of Buyer Common Stock as determined in accordance with Schedule 2.6(a) of the Disclosure Letter, which shall be that number of shares of Buyer Common Stock calculated at the Fair Market Value of Buyer’s Common Stock as of the last day of the Initial Earnout Period equal to the excess, if any, of the applicable Initial Purchase Price for Assets over the aggregate stipulated value (as provided above) of the Fixed Number of Shares (the “Initial Earnout Consideration”).

(b) Subsequent Earnout Consideration. If the gross revenue of the Business for the Subsequent Earnout Period equals or exceeds $9,450,000, Buyer shall, at its election, either (A) pay to the Owners their respective Pro-Rata Portion of $1,500,000, either in cash, or (B) subject to Section 2.5(b), issue to each of the Owners their respective Pro-Rata Portion of that number of shares of Buyer Common Stock equal to (x) $1,500,000 divided by (y) the Fair Market Value of such shares on the last day of the Earnout Period, rounded down to the nearest whole number of shares of Buyer Common Stock (the “Subsequent Earnout Consideration,” and together with the Initial Earnout Consideration, the “Earnout Consideration”).

(c) Earnout Statement.

(i) Within thirty (30) days after the end of each calendar month during the Initial Earnout Period (except the month which is the last month of the Initial Earnout Period), Buyer shall deliver to Company, for information purposes only, a statement as of the end of such month containing its estimate of gross revenue of the Business for such month.

(ii) Within ten (10) Business Days after the end of each of the Initial Earnout Period and the Subsequent Earnout Period, as applicable, Buyer shall deliver to the Company a statement setting forth its calculation of the Initial Earnout Consideration or the Subsequent Earnout Consideration, as applicable, including, Buyer’s applicable revenue calculations (the “Earnout Statement”). During the ten (10)-Business Day period following delivery of the applicable Earnout Statement to the Company, Buyer shall provide to the Company such documents and records related to the preparation of such Earnout Statement as may be reasonably requested in order to permit the Company and its Representatives to complete its review of the Earnout Statement.

(iii) Within ten (10) Business Days after its receipt of the Earnout Statement, the Company may either inform Buyer in writing that the Earnout Statement is acceptable or object thereto in writing, setting forth its objections (the “Earnout Dispute Notice”). Any Earnout Dispute Notice shall specify in reasonable detail the nature and dollar amount of any objections so asserted. If the Company delivers an Earnout Dispute Notice and Buyer does not resolve all of the Company’s objections on a mutually agreeable basis within thirty (30) days after Buyer’s receipt of the Earnout Dispute Notice, then any objections as to which Buyer and the Company cannot agree upon shall be submitted by either Buyer or the Company to Grant Thornton LLP (the “Independent Accounting Firm”). The Independent Accounting Firm shall have the power, authority and duty to resolve any outstanding objections in the Earnout Dispute Notice and the decision of the Independent Accounting Firm shall be final and binding upon the parties. Upon the agreement of the Company and Buyer or the decision of the Independent Accounting Firm, the Earnout Statement, as adjusted in accordance with this Section 2.6(c), if necessary, shall be final and conclusive. If the Company fails to deliver an Earnout Dispute Notice to Buyer within the first ten (10) Business-Day period referred to above, the Earnout Statement as delivered by Buyer shall be final and binding on the parties.

(iv) In resolving any disputed items in an Earnout Dispute Notice, the Independent Accounting Firm (A) shall be bound by the provisions of this Section 2.6(c), (B) may not assign a value to any item greater than the highest value claimed for such item or less than the lowest value for such item claimed by either the Company or Buyer, as the case may be, (C) shall restrict its decision to such items included in the Earnout Dispute Notice which are then in dispute, (D) may review only the written presentations of the Company and Buyer, which shall be in accordance with the guidelines and procedures set forth in this Agreement, in resolving any matter which is in dispute (i.e., not on the basis of an independent review), and (E) shall render its decision in writing within thirty (30) days after the disputed items have been submitted to it. The fees, costs and expenses of the Independent Accounting Firm shall be borne by Buyer and the Company in proportion to the aggregate amount of the objections in the Earnout Dispute Notice resolved in favor of the Company compared to the aggregate amount of the objections resolved in favor of Buyer.

(v) Any Earnout Consideration paid pursuant to this Section 2.6 shall be treated as an adjustment to the Aggregate Consideration.

(d) Payment of Earnout.

(i) The Initial Earnout Consideration shall be paid to the Owners no later than two Business Days after the applicable Earnout Statement becoming final pursuant to Section 2.6(c) (the “Initial Earnout Payment Date”); provided that if the Company delivers an Earnout Dispute Notice pursuant to Section 2.6(c)(iii), Buyer shall pay that portion (if any) that is not subject to dispute within five (5) Business Days of receipt of the Earnout Dispute Notice. At such time, subject to Section 2.5(b), Buyer shall deliver instructions to its transfer agent to transfer from Buyer to each of the Owners, a number of shares of Buyer Common Stock equal to their respective Pro-Rata Portion of the Initial Earnout Consideration rounded down to the nearest whole share.

(ii) The Subsequent Earnout Consideration shall be paid to the Owners no later than two Business Days after the applicable Earnout Statement becoming final pursuant to this Section 2.6(c); provided that if the Company delivers an Earnout Dispute Notice pursuant to Section 2.6(c)(iii), Buyer shall pay that portion (if any) that is not subject to dispute within five (5) Business Days of receipt of the Earnout Dispute Notice. At such time, Buyer shall, at its election, either (A) subject to Section 2.5(b), deliver instructions to its transfer agent to transfer from Buyer to each of the Owners, a number of shares of Buyer Common Stock equal to their respective Pro-Rata Portion of the Subsequent Earnout Consideration rounded down to the nearest whole share, or (B) pay to each Owner such Owner’s Pro-Rata Portion of the Subsequent Earnout Consideration in cash by wire transfer of immediately available funds to an account designated by the Owner.

(e) Acceleration Events. Subject to Section 2.5(b), immediately prior to or upon effectiveness of a direct or indirect sale or transfer (in a single transaction or through a series of substantially related transactions) to any third party of a controlling majority of the equity interests in or all or substantially all of the assets of Buyer (an “Acceleration Event”) occurring during the Initial Earnout Period, any unpaid portion of the Initial Consideration will become immediately due and payable pursuant to the calculations set forth in Section 2.6(a) and Schedule 2.6(a) of the Disclosure Letter; provided, that for purposes of determining the number of shares of Buyer Common Stock issuable upon an Acceleration Event, the “Initial Consideration” shall be calculated as follows:

(i) If the Acceleration Event occurs prior to the date that is one (1) year following the Closing Date:

(A) 850,000 shares of Buyer Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Buyer Common Stock), at a stipulated value for purposes of this Agreement of $6.00 per share; plus

(B) 350,000 shares of Buyer Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Buyer Common Stock) at a value equal to the Fair Market Value of such shares as of the date that is immediately preceding the public announcement of the Acceleration Event; plus

(C) If the gross revenue of the Business during the twelve month period ending at the end of the month immediately prior to the Acceleration Event equals or exceeds Scenario 1 Gross Revenue as set forth Schedule 2.6(a) of the Disclosure Letter and the aggregate stipulated dollar value (as provided above) of the shares of Buyer Common Stock issuable pursuant to clauses (A) and (B) above is less than the “Initial Purchase Price for Assets” as described in the applicable column of Schedule 2.6(a) of the Disclosure Letter, that number of shares of Buyer Common Stock calculated at the Fair Market Value of Buyer’s Common Stock as of the as of the date that is immediately preceding the public announcement of the Acceleration Event equal to the excess, if any, of the applicable Initial Purchase Price for Assets over the aggregate stipulated value (as provided above) of the shares issuable pursuant to clauses (A) and (B) above.

(ii) If the Acceleration Event occurs after the date that is one (1) year following the Closing Date but prior to the end of the Initial Earnout Period:

(A) 850,000 shares of Buyer Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Buyer Common Stock), at a stipulated value of $6.00 per share; plus

(B) 350,000 shares of Buyer Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Buyer Common Stock), at a value equal to the Fair Market Value of such shares as of the one (1) year anniversary of the Closing Date; plus

(C) If the gross revenue of the Business during the period commencing on the first day of the month following the Closing Date through the last day of the month immediately preceding the Acceleration Event equals or exceeds Scenario 1 Gross Revenue as set forth Schedule 2.6(a) of the Disclosure Letter and the aggregate stipulated dollar value (as provided above) of the shares of Buyer Common Stock issuable pursuant to clauses (A) and (B) above is less than the “Initial Purchase Price for Assets” as described in the applicable column of Schedule 2.6(a) of the Disclosure Letter, that number of shares of Buyer Common Stock calculated at the Fair Market Value of Buyer’s Common Stock as of the as of the date that is immediately preceding the public announcement of the Acceleration Event equal to the excess, if any, of the applicable Initial Purchase Price for Assets over the aggregate stipulated value (as provided above) of the shares issuable pursuant to clauses (A) and (B) above.

(f) Operation of the Business during Earnout Period. Buyer shall operate the Business in good faith and a manner that is reasonably consistent with the long term strategic goals, prospects and finances of Buyer and its Affiliates, as such may be modified from time to time in the sole discretion of Buyer and its Affiliates, understanding that the Business represents a significant strategic opportunity for Buyer and its Affiliates and not designed to (nor does Buyer or any of its Affiliates have any obligation to) maximize the Earnout Consideration payable hereunder; provided that Buyer will refrain from taking any action with the sole or primary intent of adversely affecting the Earnout Consideration payable hereunder.

(g) Acknowledgement. The Company agrees and acknowledges that (i) there is no assurance that the Owners will receive the Earnout Consideration; (ii) neither Buyer nor any of its officers, directors, employees or Affiliates owe a fiduciary duty or express or implied duty to the Owners with respect to the Earnout Consideration; and (iii) the parties hereto intend that the express provisions of this Agreement govern their contractual relationship with respect to payment, if any, of the Earnout Consideration. The Owners acknowledge and agree that the right to receive the Earnout Consideration is not an investment in the Company.

(h) No Security. Buyer and the Company understands and agrees that (i) the contingent rights to receive any Earnout Consideration shall not be represented by any form of certificate or other instrument, are not transferable, except by operation of Laws relating to descent and distribution, divorce and community property, and do not constitute an equity or ownership interest in Buyer, (ii) no Owner shall have any rights as a securityholder of Buyer as a result of such Owner’s contingent right to receive any Earnout Consideration hereunder, and (iii) no interest is payable with respect to any Earnout Consideration.

2.7 Withholding Tax. Buyer shall be entitled to deduct and withhold from any portion of any consideration payable or otherwise deliverable pursuant to this Agreement to any Person all Taxes that Buyer may be required to deduct and withhold under any provision of Tax Law. All such withheld amounts shall be treated as delivered to the Company hereunder.

2.8 Consents, Authorizations, Waivers; Contract Assignments. Nothing in this Agreement or the other Transaction Documents shall be construed as an agreement to assign any Assigned Contract, Permit, right or other Purchased Asset that by its terms or pursuant to applicable Law is not capable of being sold, assigned, transferred, novated or delivered without the consent or waiver of a third party or Governmental Authority unless and until such consent or waiver shall be given in a form and substance reasonably acceptable to Buyer. For purposes of this Section 2.8, it shall be reasonable for Buyer not to accept the form and substance of any consent, waiver, authorization, novation or notice if it (a) changes or modifies, in any material respect, any Assigned Contract; (b) results in any cost to Buyer; or (c) makes any representations concerning, or attempts to impose any conditions on, Buyer (other than the obligation to pay or perform the obligations expressly set forth in such Assigned Contract to the extent such obligations constitute Assumed Liabilities hereunder). The Company and Buyer shall use commercially reasonable efforts to obtain such consents, authorizations and waivers and to resolve the impediments to the sale, assignment, transfer, novation or delivery contemplated by this Agreement or the other Transaction Documents and to obtain any other consents, authorizations and waivers necessary to convey to Buyer all of the Purchased Assets. In the event any such consents, authorizations or waivers are not obtained prior to the Closing Date in a form and substance reasonably acceptable to Buyer, the Company and Buyer shall (unless requested otherwise by Buyer) continue to use commercially reasonable efforts to obtain the relevant consents, authorizations or waivers until such consents, authorizations or waivers are obtained. The Company will bear and pay the cost of all filing, recordation and similar fees and Taxes incurred after the date hereof and payable to any Governmental Authority in connection with the assignment of the Assigned Contracts and any additional fees or charges (howsoever denominated) required by any Person in connection with the assignment of any of the Assigned Contracts or any related consent, waiver, authorization, novation or notice. To the extent that any Purchased Asset, Assumed Liability, or Permit cannot be transferred to Buyer following the Closing pursuant to this Section 2.8, Buyer and the Company shall use commercially reasonable efforts to enter into such arrangements to provide to the parties the economic (taking into account all burdens and benefits, including Tax costs and benefits) and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset, Assumed Liability, or Permit, including (a) enforcing, at Buyer’s request, any rights of the Company arising with respect thereto, including the right to terminate such Assigned Contract upon the request of Buyer and (b) permitting Buyer to enforce any rights arising with respect thereto. The Company will pay to Buyer, when received, all income, proceeds and other monies received by the Company from third parties to the extent related to Buyer’s intended rights under any Assigned Contract, as contemplated by this Agreement, including this Section 2.8. Once any such consent, waiver, authorization or novation is obtained or notice is properly made in form and substance reasonably acceptable to Buyer, the Company will assign such Assigned Contract to Buyer at no additional cost to Buyer. Any expenses incurred by the Company, and any reasonable expenses incurred by Buyer, in connection with the arrangements contemplated by this Section 2.8 will be borne by the Company. If following the Closing, the Company becomes aware of any Contract to which the Company is a party, which is not an Assigned Contract or otherwise disclosed on the Disclosure Letter, the Company shall promptly notify Buyer in writing of the existence of such Contract. In such case, or if Buyer otherwise becomes aware of any such Contract, Buyer may, at its election, agree to assume such Contract, and the Company shall assign such Contract to Buyer at no additional cost to Buyer.

ARTICLE III
CLOSING

3.1 Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transaction shall take place at a closing (the “Closing”) to be held via e-mail exchange of .pdf documents on the date of this Agreement (the “Closing Date”). The Closing shall be deemed effective as of 12:01 a.m. Pacific standard time on the Closing Date.

3.2 Closing Deliverables.

(a) At the Closing, the Company shall deliver to Buyer the following, each in form and substance reasonably satisfactory to Buyer:

(i) a bill of sale (the “Bill of Sale”) duly executed by the Company, transferring the Purchased Assets to Buyer;

(ii) an assignment and assumption agreement (the “Assignment and Assumption Agreement”) duly executed by the Company, effecting the assignment to and assumption by Buyer of the Assigned Contracts and the Assumed Liabilities;

(iii) written consents from each of the parties identified on Schedule 3.2(a)(iii) of the Disclosure Letter in form and substance satisfactory to Buyer;

(iv) evidence reasonably satisfactory to Buyer that all necessary notices have been delivered to the parties set forth on Schedule 3.2(a)(iv) of the Disclosure Letter;

(v) offer letters for employment with Buyer or its designee duly executed by each Transferring Employee and written acknowledgements from each Transferring Employee regarding treatment of accrued paid time off;

(vi) Investment Representation Letters from each Owner certifying, among other things, such Owner’s status as an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and agreeing to those other terms and conditions set forth therein;

(vii) a Restrictive Covenants Agreement and Release of Claims from each of TQLA, LLC, Patrick Kilkenny and Stephanie Kilkenny;

(viii) a duly executed copy of that Side Letter between Buyer and TQLA, LLC regarding arrangements with respect to certain Transferring Employees;

(ix) an Intellectual Property Assignment Agreement from each employee of the Company involved in the development of the Company’s Intellectual Property, which shall be in full force and effect as of the Closing Date;

(x) a duly executed copy of the Amended and Restated Promissory Note between the Company and Azunia Partners, LP (the “Azunia Note”), which shall contain an acknowledgment by Azunia Partners, LP reasonably satisfactory to Buyer that Azunia Partners, LP will have no recourse to Buyer or Buyer’s assets (including any of the Purchased Assets) in connection with the Azunia Note, and the termination of all Liens associated with the Azunia Note;

(xi) a release of claims in a form reasonably satisfactory to Buyer from each employee of the Company entitled any change of control or other payments as disclosed on Schedule 4.6 of the Disclosure Letter;

(xii) evidence acceptable to the Buyer of the Company’s ownership and control of the domain names listed on Schedule 4.11(a) of the Disclosure Letter, and confirmation of the steps necessary for transferring such ownership and control to the Buyer following the Closing;

(xiii) a Trademark Assignment Agreement for filing with the U.S. Patent and Trademark Office evidencing the assignment to the Company of the trademarks Azunia, Honestly Authentic and Rancho Miravalle;

(xiv) the FIRPTA Certificate and IRS Form W-9 duly executed by the Company;

(xv) a certificate of the secretary of the Company, certifying that attached thereto is a true and complete copy of the Company’s Articles of Organization, Operating Agreement, Certificate of Good Standing from the California Secretary of State and the authorizing resolutions of the Company’s Board of Managers and majority of interest of the Company’s members approving entry into this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby; and

(xvi) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b) At the Closing, Buyer shall deliver to the Company the following:

(i) the Assignment and Assumption Agreement duly executed by Buyer; and

(ii) offer letters for employment of each of the Transferring Employees with Buyer or its designee duly executed by Buyer or its designee with terms approved by the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer, as of the Closing Date or, if a representation or warranty is made as of a specified date, as of such date, as follows, except as set forth on the Disclosure Letter delivered separately and concurrently with the execution of this Agreement (it being understood and agreed that: (i) such exceptions shall be deemed to be part of the representations and warranties made hereunder, and (ii) each item in a particular section of the Disclosure Letter applies to the corresponding section hereof and to any other section to the extent its relevance is reasonably apparent on the face of such item).

4.1 Organization of The Company. The Company is a limited liability company duly organized and validly existing under the Laws of the State of California and has full power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted. The Company is duly qualified or licensed as a foreign entity to do business, and is in good standing (or the equivalent), in each jurisdiction where the ownership or operation of the Purchased Assets or the conduct of the Business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that are not, individually or in the aggregate, material to the Business. The Company has not violated, and is not in violation of, any of the provisions of the Company’s governing documents.

4.2 Capitalization; Subsidiaries. Schedule 4.2 of the Disclosure Letter lists all of the Owners of the Company and their outstanding percentage interests. The Owners are the record and beneficial owners of all of the equity interests of the Company. There are no equity interests, or rights, options or warrants to acquire equity interests, of the Company other than the equity interests set forth on Schedule 4.2 of the Disclosure Letter. Except for the Company’s Articles of Organization, Operating Agreement of the Company, there are no voting trusts, voting agreements, proxies, equityholder agreements or other similar agreements. The Company is not a party to, is not otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. All the issued and outstanding equity interests of the Company are duly authorized, validly issued, and free of preemptive rights and there are no unsatisfied capital contributions with respect thereto. The Company does not currently have, nor has it ever had, any direct or indirect stock or other equity or ownership interest (whether controlling or not) in any corporation, association, partnership, joint venture or other entity.

4.3 Authority of the Company. The Company has all requisite power and authority to enter into this Agreement and the other Transaction Documents to which the Company is a party, to carry out their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and any other Transaction Document to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Company. This Agreement and each other Transaction Document to which the Company is a party have been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by each other party hereto and thereto) this Agreement such other Transaction Documents each constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

4.4 No Conflicts; Consents. Except as set forth on Schedule 4.4 of the Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of, or default under, any provision of the Articles of Organization of the Company, the Operating Agreement of the Company, or other organizational documents of the Company; (b) result in a violation or breach of any provision of any Law applicable to the Company, the Business or the Purchased Assets; (c) require any notice, authorization, approval, order, permit or consent of or with any Governmental Authority; (d) result in a violation or breach of, or default under, or require the consent, notice or other action by any Person under, any Assigned Contract, (e) result in a violation or breach of, or default under, or require the consent, notice or other action by any Person under any Contract (other than the Assigned Contracts) to which the Company is a party, except where the violation, breach, conflict, default, acceleration or failure to give notice would not be material to the Business; or (f) result in the creation or imposition of any Encumbrance, other than Permitted Encumbrances, on the Purchased Assets.

4.5 Financial Statements.

(a) Schedule 4.5(a) of the Disclosure Letter sets forth copies of (i) the internally prepared unaudited financial statements of the Company, consisting of the balance sheet of the Company as at December 31 in each of the years 2017, 2018 and the related statements of operations and cash flows for the years then ended (the “Annual Financial Statements”), (ii) the internally prepared unaudited balance sheet of the Company as of June 30, 2019 and the related internally prepared unaudited statement of operations for the six (6) month period then ended (the “Last Interim Financial Statements” and, together with the Annual Financial Statements, collectively, the “Financial Statements”). Except as set forth in Schedule 4.5(a) of the Disclosure Letter, the Financial Statements have been prepared in accordance with GAAP, consistent with past practice throughout the periods involved, subject in the case of the Last Interim Financial Statements to the absence of footnote disclosures. The Financial Statements are based on the books and records of the Business and fairly present in all material respects the financial condition and the results of the operations of the Business for the periods indicated. The balance sheet of the Business as of June 30, 2019, is referred to herein as the “Last Balance Sheet” and the date thereof as the “Last Balance Sheet Date.”

(b) As of the date hereof and as of the Closing Date, the Company’s Current Assets are equal to or greater than its Current Liabilities.

4.6 Undisclosed Liabilities. The Company has no Liabilities with respect to the Business required to be reflected on a balance sheet prepared in accordance with GAAP, except (a) those that are adequately reflected or reserved against in the Last Balance Sheet as of the Last Balance Sheet Date, (b) those that have been incurred in the ordinary course of business consistent with past practice since the Last Balance Sheet Date and that are not, individually or in the aggregate, material in amount, and (c) those set forth on Schedule 4.6 of the Disclosure Letter.

4.7 Contracts.

(a) Schedule 4.7 of the Disclosure Letter sets forth all Contracts to which the Company is a party or otherwise bound that are of the following nature (excluding, for clarity, Contracts that have expired or been terminated with no surviving provisions):

(i) any Contract for the purchase of services, equipment, materials, products, or supplies that (x) involves payments by the Company of more than $50,000 individually on an annual basis or (y) which has not been fully performed and which expressly requires payment by the Company of more than $50,000;

(ii) any Contract relating to or evidencing Indebtedness;

(iii) any Contract with any Governmental Authority;

(iv) any Contract with any Affiliate of the Company;

(v) any sales, distribution, manufacturing or franchise agreement;

(vi) any Contract regarding any material indemnification provided by the Company;

(vii) any employment, independent contractor or consulting Contract (excluding offer letters on the Company’s standard form provided to Buyer);

(viii) any Contract with a noncompetition, nonsolicitation, “most-favored-nation” pricing or exclusivity agreement or other arrangement that would prevent, restrict or limit in any way the Company or, to the extent that such Contract is an Assigned Contract, Buyer, from carrying on its business in any manner or in any geographic location;

(ix) any Contract pursuant to which the Company is the lessee or lessor of, or holds, uses, or makes available for use to any Person, (a) any real property or (b) any Tangible Personal Property and, in the case of clause (b), that involves an aggregate amount in excess of $50,000, to the extent not disclosed on Schedule 4.10 of the Disclosure Letter;

(x) any Contract for the sale or purchase of any Tangible Personal Property in an amount in excess of $50,000 individually, or for the sale or purchase (including any option to purchase or right of first refusal or right of first negotiation) of any real property;

(xi) any Contract or commitment for capital expenditures of more than $50,000;

(xii) any license agreement providing for the payment or receipt of royalties or other compensation by the Company, or the license of any material Intellectual Property Assets which will extend over a period of at least one year, or involve consideration in excess of $50,000 individually;

(xiii) any joint venture or partnership, merger, asset or equity purchase or divestiture Contract;

(xiv) any confidentiality, secrecy, or non-disclosure agreement entered into outside the ordinary course of business;

(xv) any Contract that results in any Person holding a power of attorney that relates to the Company, the Business, the Purchased Assets or the Assumed Liabilities;

(xvi) any Contract with a Key Customer or Key Vendor; and

(xvii) any other Contract, whether or not made in the ordinary course of business that is material to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Business.

(b) The Company is not in material breach of, or material default under, any Assigned Contract. To the Company’s Knowledge, each other Person that has or had any obligation or liability under any Assigned Contract is in full compliance with all applicable terms and requirements of such Assigned Contract. To the Company’s Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time, but excluding the impact of the transactions contemplated by this Agreement to the extent set forth on Schedule 4.4 of the Disclosure Letter) may contravene, conflict with, or result in a violation or breach of, or give the Company or any other Person, the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Assigned Contract. Within the two (2)-year period immediately preceding the Closing Date, the Company has not given to or received from any other Person any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Assigned Contract. The Company has provided to Buyer, true correct and complete copies of any contract set forth on Schedule 4.7 of the Disclosure Letter, including any and all amendments thereto.

4.8 Title to Purchased Assets. Except as set forth on Schedule 4.8 of the Disclosure Letter, the Company has good and valid title to, or a valid leasehold interest in, all of the Purchased Assets. All such Purchased Assets (including leasehold interests) are free and clear of Encumbrances except for (i) Encumbrances for Taxes not yet due and payable, (ii) statutory Encumbrances of carriers, warehousemen, mechanics, materialmen and other similar Persons arising in the ordinary course of business and with respect to which the underlying payments giving rise thereto are not contested or delinquent, and (iii) Encumbrances imposed under applicable Law (collectively, the “Permitted Encumbrances”).

4.9 Condition and Sufficiency of Assets.

(a) Except as set forth on Schedule 4.9(a) of the Disclosure Letter, Tangible Personal Property included in the Purchased Assets are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of the Tangible Personal Property is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not, in the aggregate, material in nature or cost.

(b) Except as set forth on Schedule 4.9(b) of the Disclosure Letter, the Purchased Assets are sufficient for the continued conduct of the Business by Buyer after the Closing in substantially the same manner as conducted by the Company prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted by the Company.

4.10 Real Property.

(a) The Company does not own, and has never owned, any parcel of real property.

(b) Schedule 4.10(b) of the Disclosure Letter contains a true, correct and accurate street address and tax parcel identification number of each tract, parcel and/or subdivided lot comprising the Leased Real Property and the identity of the lessor, lessee, current occupant (if different from lessee), date of lease and term expiry date of each such parcel of Leased Real Property. The Company has delivered to Buyer true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property, each of which is in full force and effect. Other than Buyer, the Company has not granted any sublease, license or assignment in respect of any of such real property leases.

4.11 Intellectual Property.

(a) Except as set forth on Schedule 4.11(a), the Company has no active Intellectual Property Registrations and has no pending application with any Governmental Authority or other Person for any patent, copyright or trademark relating to the Business.

(b) All of the Intellectual Property Assets set forth on Schedule 4.11(b) are wholly and exclusively owned by, or duly and validly licensed pursuant to contracts disclosed on Schedule 4.7, the Company free and clear of all Encumbrances (other than Permitted Encumbrances). The Company has not transferred ownership of, granted any exclusive license of or exclusive right to use, or granted any exclusive rights in or to joint ownership of, any Intellectual Property Assets to any other Person. No Person other than the Company possesses any current or contingent rights of any kind to any Intellectual Property Assets, and the Company has not granted any current or contingent rights of any kind to any Intellectual Property Asset. All Intellectual Property Assets are fully transferable, alienable or licensable by the Company without restriction and without payment of any kind to any Person (excluding payments required to record transfer with the United States Patent and Trademark Office).

(c) Except as set forth on Schedule 4.11(c) of the Disclosure Letter, there are no Contracts to which the Company is a party with respect to (i) the license of any third party Intellectual Property by the Company excluding commercially available off-the-shelf software, or (ii) the license of any Intellectual Property Asset to a third party.

(d) The conduct of the Business, including the use and other exploitation of the Intellectual Property Assets, has not infringed, misappropriated, diluted or violated, and does not infringe, misappropriate, dilute or violate, any Intellectual Property rights of any Person. The Company has not received any written notice or claim asserting that any such infringement, misappropriation, dilution or violation has occurred, and, to the Company’s Knowledge, no facts or circumstances exist that would provide a reasonable basis for any such claim. The Company has not received any offer for a license of Intellectual Property from any Person in connection with an allegation by such Person that the Company has infringed or misappropriated any of the Intellectual Property of such Person.

(e) The conduct of the Business, including the use and other exploitation of the Intellectual Property Assets, does not constitute unfair competition or trade practices under the Laws of any jurisdiction. The Company has not received any written notice or claim asserting any such unfair competition or trade practices and, to the Company’s Knowledge, no facts or circumstances exist that would provide a reasonable basis for any such claim.

(f) All current and former Company employees who have contributed to or created any portion of, or otherwise may have rights in or to, any Intellectual Property Assets meet all of the following requirements: (i) their work in any Intellectual Property Asset was created by them entirely within the scope of their employment by the Company; (ii) their copyrightable work product in any Intellectual Property Asset is owned by the Company as a work made for hire under U.S. copyright law or has otherwise been validly assigned to the Company under one of the Company’s standard form(s) of employee invention assignment or similar agreement (each such agreement, an “Employee Assignment Agreement”); and (iii) any inventions, improvements or discoveries of such employees that are included or implemented in any Intellectual Property Asset have been validly assigned to the Company under an Employee Assignment Agreement. Schedule 4.11(f) of the Disclosure Letter lists all such form agreements and the Company has provided true and complete copies of all such Employee Assignment Agreements to Buyer.

(g) All current and former consultants, contractors and any other non-employee Persons engaged or retained by the Company that have contributed to or created any portion of, or otherwise may have rights in or to, any Intellectual Property Asset have executed and delivered, and are in compliance with, written agreements that validly and effectively assign to the Company all Intellectual Property conceived, created, developed, written, invented, discovered or reduced to practice on behalf of the Company by such consultants, contractors, or other Persons. Schedule 4.11(g) of the Disclosure Letter lists, as of the date of this Agreement, all such agreements, and Company has provided true and complete copies of all such agreements to Buyer.

(h) Schedule 4.11(h) of the Disclosure Letter lists all the software, equipment and other information systems excluding commercially available off-the-shelf software (collectively, “Information Systems”) owned, licensed, leased or controlled by the Company that are material to the operation of the Business. If such Information Systems are operated or hosted by an outsourcer or other third party, the identity and contact information for such provider is disclosed on Schedule 4.11(h) of the Disclosure Letter. The Company uses reasonable means, consistent with practices used by businesses of comparable size and nature to the Business, to protect the security and integrity of all such Information Systems and all information stored, processed or contained therein, including Personal Data, or transmitted thereby from unauthorized or improper Processing (defined below), including appropriate security and disaster recovery technology, and no Person has gained unauthorized access to any Company software, hardware, firmware, servers, databases, systems, networks, network equipment, interfaces, applications or Internet sites, including Information Systems, or to any information stored or contained therein or transmitted thereby. Without limiting the foregoing, all material systems and data repositories used in the Business have been fully backed up on a regular basis, the restorability of all back-ups has been validated, and all back-ups are current as of the Closing Date. The Company’s use of any software or other Information Systems does not exceed the scope of the rights granted to the Company with respect thereto, including any applicable limitation upon the usage, type or number of licenses, users, hardware, time, services or systems.

(i) None of the Intellectual Property Assets, and no material products or services marketed or sold by the Company, uses, incorporates or has embedded in it any source, object or other software code subject to an Open Source License, except as set forth in Schedule 4.11(i) of the Disclosure Letter (which identifies any such open source licensed software, the governing Open Source License and the products or services of the Company which utilize such open source licensed software). The Company is not bound by any Open Source License that requires and has not used any Open Source License in a way that requires, the Company (or after the Closing, Buyer) to contribute back to the open source community proprietary, strategic or material source code.

(j) The Company software included in the Intellectual Property Assets: (i) has sufficiently documented source code designed to enable a reasonably skilled software developer to understand, modify, compile and otherwise utilize all aspects of the related technology without reference to other sources of information; and (ii) does not contain any disabling mechanisms or protection features that are designed to disrupt or prevent the authorized use of the Intellectual Property Assets or Purchased Assets, including computer viruses, time locks or any code, instruction or device that may be used without authority to access, modify, delete or damage any of the Company software or any system or equipment on which any of the Company software is installed or in connection with which it may operate.

(k) The Company is in compliance in all material respects with all Laws applicable to the conduct of the Business and the Company contractual obligations governing any operation or set of operations performed by Company on Personal Data or on sets of Personal Data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction (collectively, “Processing”, including “Process” and related correlatives, as applicable). The Company’s Processing of such Personal Data is in accordance with (i) the Company’s privacy policy (or applicable terms of use) as published on its website (in a manner readily accessible to visitors and current or potential customers), (ii) to the extent applicable, any written privacy policies (or applicable terms of use), documents, or promises or representations presented to or impliedly agreed to with employees, consumers or customers, or other persons or entities and to which the Company is bound, and (iii) any contractual obligations of the Company to its customers (actual or potential), employees, or other Persons or entities regarding privacy, security or confidentiality, including any third Person privacy policies or other privacy obligations (collectively, “Personal Data Obligations”). The execution or delivery of this Agreement or any other agreement or document contemplated by this Agreement, or the performance of the Company’s obligations hereunder or thereunder or transfer of all Personal Data to Buyer and Buyer’s Processing of such information in the same manner as currently conducted by Company will not materially violate any of the Company’s Personal Data Obligations. The Company has not received written notice of and the Company has no Knowledge of any claims or investigations related to its Processing of Personal Data or its Personal Data Obligations, nor, to The Company’s Knowledge, are there valid grounds for any such bona fide claims or investigations of such kind. Schedule 4.11(k) of the Disclosure Letter lists any Contract in which a Company supplier, vendor, or contractor of Company Processed Personal Data.

4.12 Legal Proceedings.

(a) There are, and for the past five (5) years there have been, no Actions pending or, to the Company’s Knowledge, threatened against or by the Company (a) relating to or affecting the Business, the Purchased Assets or the Assumed Liabilities; or (b) that challenge or seek to prevent, enjoin or otherwise delay the Transaction. To the Company’s Knowledge, no event has occurred, or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) There are no outstanding orders or unsatisfied judgments, penalties or awards against, relating to or affecting the Business, the Purchased Assets or the Assumed Liabilities.

4.13 Compliance with Laws; Permits.

(a) The Company has complied at all times, and is now complying, in all material respects with all Laws applicable to the conduct of the Business and the ownership and use of the Purchased Assets.

(b) All material Permits required for the Company to conduct the Business as currently conducted or for the ownership and use of the Purchased Assets have been obtained by the Company and are valid and in full force and effect. All fees and charges currently due with respect to such Permits have been paid in full. Schedule 4.13(b) of the Disclosure Letter lists all current Permits issued to the Company that are related to the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets, including the names of the Permits and their respective dates of issuance and expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Schedule 4.13(b) of the Disclosure Letter.

4.14 Environmental Matters. The Company has at all times complied with, and the operation of the Business and the use of the Purchased Assets and the Leased Real Property have at all times been in compliance in all material respects with, Environmental Law. No written notice of violation of, or written request for information pursuant to, an Environmental Law has been received in connection with the operation of the Business or the use of the Leased Real Property.

4.15 Employee Benefit Matters.

(a) Schedule 4.15(a) of the Disclosure Letter contains a complete and accurate list of all Benefit Plans. With respect to each Benefit Plan: (i) such Benefit Plan has been established, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable requirements of all applicable Laws, including ERISA and the Code (and the regulations and rulings issued thereunder); (ii) Company, each ERISA Affiliate and each other Person (including each fiduciary) has at all times properly performed all its duties and obligations (whether arising by operation of Law, by Contract or otherwise) under or with respect to such Benefit Plan, including, without limitation, all fiduciary, reporting, disclosure, and notification duties and obligations; (iii) no transaction or event has occurred or is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) with respect to such Benefit Plan that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; (iv) all contributions, premiums and other payments due or required to be paid to (or with respect to) such Benefit Plan have been paid on or before their respective due dates and within the time period, if any, prescribed by ERISA, or, if not yet due, have been accrued as a liability on the Last Interim Financial Statements (and all premiums due with respect to such Benefit Plan for coverage periods ending on or before the Closing Date have been paid in full); and (v) neither the Company nor any ERISA Affiliate has incurred, and there exists no condition or set of circumstances in connection with which the Company, any ERISA Affiliate or Buyer could incur, directly or indirectly, any penalty, excise Tax, fine, Encumbrance or Liability under ERISA, the Code or any other applicable Law, or pursuant to any indemnification, contribution or similar agreement. There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Company’s Knowledge, threatened with respect to (or against the assets of) any Benefit Plan, nor to the Company’s Knowledge is there any basis for any such action, suit or claim. No Benefit Plan the subject of any Action, directly or indirectly, by any Governmental Authority, and, to the Company’s Knowledge, no such Action is contemplated or under consideration by any Governmental Authority.

(b) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and its related trust or group annuity contract is exempt from taxation under Section 501(a) of the Code. Each such Benefit Plan is the subject of an unrevoked favorable determination letter from the IRS with respect to such Benefit Plan’s qualified status under the Code, or utilizes a prototype or volume submitter plan document that is the subject of a favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan and upon which the Company and such Benefit Plan are entitled, under applicable IRS guidance, to rely. Nothing has occurred or is reasonably expected by the Company or any ERISA Affiliate to occur, that could adversely affect the qualification or exemption of any such Benefit Plan or its related trust or group annuity Contract.

(c) Each Benefit Plan which is subject to the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or similar state Laws (collectively, “COBRA”) has been administered in compliance with such requirements. No Benefit Plan provides health insurance or coverage or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any current or former employee of the Company or any ERISA Affiliate (or to any other Person) after his or her retirement or other termination of employment or service, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in written or oral form) to any such employee or former employee (or to any other Person) that such benefits would be provided, except to the extent required by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(d) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) satisfies in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Benefit Plan). The Company has no obligation (whether under a Benefit Plan or otherwise) to indemnify, “gross-up”, reimburse or otherwise compensate any individual with respect to the additional Taxes or interest imposed under Section 409A of the Code.

(e) The Company, each ERISA Affiliate and each Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”) (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“ACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No.111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively with ACA and HCERA, the “Health Care Reform Laws”) and (ii) has been in compliance in all materials respects with all Health Care Reform Laws since March 23, 2010, in the case of each of clauses (i) and (ii), to the extent the Health Care Reform Laws are applicable thereto. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to penalties or excise taxes under Code Sections 4980D or 4980H or any other provision of the Health Care Reform Laws.

(f) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) or has or could have any Liability (including any contingent Liability) with respect to: (i) any “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or 414(f) of the Code; (ii) any multiple employer plan within the meaning of Section 210(a), 4063 or 4064 of ERISA or Section 413(c) of the Code; (iii) any employee Benefit Plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code; (iv) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA; or (v) any Benefit Plan covering employees outside of the United States or subject to the Laws of any jurisdiction other than the United States.

(g) Schedule 4.15(g) of the Disclosure Letter sets forth a true, correct and complete list of all individuals who are (or will be) “M&A qualified beneficiaries,” as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(a), with respect to the transactions contemplated in or by this Agreement (each such individual, an “M&A Qualified Beneficiary”), together with (i) the last known address for each such individual, (ii) the type of “qualifying event” (as defined in Section 4980B(f)(3) of the Code) for each such individual and the date on which each such qualifying event occurred or will occur, (iii) the date on which notice of such qualifying event was provided to each such individual (as required by Section 4980B(f)(6)(D) of the Code), (iv) the date on which each such individual lost or will lose coverage under the Company’s group health plans as a result of such qualifying event (absent an election to continue coverage under COBRA), (v) the date on which each such individual elected continuation coverage under the Company’s group health plans pursuant to COBRA (or, with respect to any such individual who has not yet elected such continuation coverage, the date on which such individual’s election period will expire), (vi) a description of the continuation coverage elected (or entitled to be elected) by each such individual, and (vii) all other information that may be necessary for Buyer to provide COBRA continuation coverage under Buyer’s group health plans to such individuals should Buyer determine that it is required to do so.

4.16 Employment Matters.

(a) The Company has provided to Buyer a complete and accurate list of the names of all Company employees, specifying their position, base salary or wages, date of hire, business location, commission, bonus, or incentive entitlements, classification as an employee or independent contractor, full-time or part-time, hourly or salaried, exempt or non-exempt, and identifying which employees are currently receiving long-term or short-term disability benefits or are absent from active employment on an approved leave of absence, the nature of such leave, and their anticipated dates of return to active employment.

(b) The Company is and at all times has been in compliance in all material respects with all Laws applicable to employment and employment practices, terms and conditions of employment, employment termination, equal employment opportunity, employee safety and welfare, workers’ compensation, unemployment insurance, wages and hours, occupational safety, and classification as an employee or independent contractor (collectively “Employment Laws”).

(c) Except as set forth on Schedule 4.16(c) of the Disclosure Letter, the Company is not the subject of any pending or, to the Company’s Knowledge, threatened Action by any Person or before any Governmental Authority with respect to Employment Laws and is not subject to any Governmental Order arising from any Employment Law matter.

(d) Except as set forth on Schedule 4.16(d) of the Disclosure Letter, the Company is not and, in the past three (3) years, has not been, a party to any collective bargaining agreement or other labor relationship with any labor organization, nor is the Company obligated to recognize or bargain with any labor organization as the representative of any of its employees. To the Knowledge of the Company, no union organizational or decertification activities are underway or threatened by, on behalf of or against any labor organization with respect to employees of the Company, and no such activities have occurred within the past 3 years. Within the past three (3) years there have been no strikes, slowdowns, work stoppages, lockouts, or other material labor disputes against or affecting the Company, and no such disputes are pending or, to the Knowledge of the Company, threatened.

(e) The Company is not delinquent in payment of, and has not failed to pay, any of its current or former employees, consultants or independent contractors wages (including minimum wage, overtime, meal breaks or waiting time penalties), salaries, fees, commissions, accrued and unused vacation, on-call payments, equal pay, or collective bargaining payments, bonuses, or other compensation, if any, for any services performed by them to which they would be entitled under applicable law or agreement. The Company is not liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security, or similar benefits or obligations for employees. To the Knowledge of the Company, all Persons who perform services for the Company in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, and any other United States immigration laws relating to the employment of non-United States citizens applicable in the state in which such Persons are employed.

4.17 Taxes.

(a) All Tax Returns required to be filed by the Company have been timely filed. Such Tax Returns are true, complete and correct in all respects. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid.

(b) The Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, equityholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c) The Company has collected all sales, use, value added, goods and services, and similar Taxes required to be collected and timely remitted all such Taxes collected to the appropriate Governmental Authority in accordance with applicable Law.

(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company.

(e) All deficiencies asserted, or assessments made, against the Company as a result of any examinations by any Governmental Authority have been fully paid.

(f) The Company is not a party to any Action by any Governmental Authority. There are no pending or threatened Actions by any Governmental Authority. No Governmental Authority in a jurisdiction where the Company does not file Tax Returns has made any claim that the Company is or may be subject to Tax in that jurisdiction.

(g) There are no Encumbrances for Taxes upon any of the Purchased Assets nor is any Governmental Authority in the process of imposing any Encumbrances for Taxes on any of the Purchased Assets (other than for current Taxes not yet due and payable).

(h) The Company is not and has never been, a member of any “affiliated group” of corporations within the meaning of Section 1504 of the Code (or any similar affiliated, combined, consolidated, or unitary group or arrangement for group relief for state, local, or foreign income Tax purposes). The Company has no Liability for Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 or any comparable provision of other Tax Law or (ii) arising under Contract, by operation of law, by reason of being a successor or transferee, or otherwise. None of the Assumed Liabilities is a Contract regarding the sharing or allocation of either Liability for Taxes or payment of Taxes.

(i) The Company, from the date of its formation through the Closing Date, has been properly classified as either a partnership or disregarded entity for U.S. federal and applicable state and local income Tax purposes.

(j) The Company is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(k) None of the Assumed Liabilities is an obligation to (i) make or provide any payment or benefit that, either alone or together with any other payments or benefits, constitutes or could constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code, or (ii) pay or reimburse any person for any Taxes imposed under Section 4999 of the Code as a result of the consummation of the transactions contemplated in this Agreement, either alone or in connection with any other event. None of the Assumed Liabilities is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code.

4.18 Absence of Certain Business Practices. No unrecorded fund or asset of the Company has been established for any purpose. No accumulation or use of Company funds has been made without being properly accounted for in the books and records of the Company. No payment has been made by or on behalf of the Company with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment. Neither the Company, nor any officer, director, manager, employee or agent of Company or other Person associated with or acting for or on behalf of Company, has, directly or indirectly, offered, promised, authorized or made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services to (i) influence an act or decision of any Governmental Authority (including a decision not to act); (ii) induce such a Person to use his or her influence to affect any Governmental Authority’s act or decision; (iii) obtain favorable treatment for the Company or any Affiliate of the Company in securing business; (iv) pay for favorable treatment for business secured for the Company or any Affiliate of the Company; (v) obtain special concessions (or for special concessions already obtained); or (vi) otherwise benefit the Company in violation of any Law (including the United States Foreign Corrupt Practices Act). Neither the Company, nor any officer, director, manager, employee, agent or other Person acting on behalf of the Company, has (A) used funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or (B) accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value. No officer, director, manager, employee, agent or other Person acting on behalf of the Company is a government official, a political party or a candidate for political office.

4.19 Customers and Vendors.

(a) Schedule 4.19(a) of the Disclosure Letter sets forth a list of (i) the names of the ten (10) largest customers of the Business during the twelve (12) months ending on the last full calendar month preceding the date of this Agreement (measured by revenue received by the Company) (“Key Customers”), and (ii) the amount for which the Company invoiced each Key Customer during such period. The Company has not received any notice, nor does the Company’s Knowledge include any fact or circumstance that would cause it to reasonably believe, that any of the Key Customer has ceased or materially reduced its use, license or purchase of products or services of the Business or intends to do so. In the past two (2) years, there has been no material written or, to the Knowledge of the Company oral, dispute or disagreement between the Company and any of Key Customer.

(b) Schedule 4.19(b) of the Disclosure Letter sets forth a list of (i) the names of the seven (7) largest suppliers, licensors and vendors (“Key Vendors”) of the Business from which the Company purchased or licensed products or services during the twelve (12) months ending on the last full calendar month preceding the date hereof and (ii) the aggregate amount submitted by the Company to each respective Key Vendor during such period. The Company has not received any notice that there has been any material adverse change in the price or terms of such products or services provided by any Key Vendor, or that any such Key Vendor intends to materially change the price or terms in a manner adverse to the Company.

4.20 Company Products.

(a) Schedule 4.20(a) of the Disclosure Letters accurately sets forth each product offering or service currently being marketed, distributed, licensed or sold by the Company (the “Company Products”). The Company Products are free from material defects and contaminants.

(b) Except as set forth on Schedule 4.20(b) of the Disclosure Letters: (i) no third party has ever asserted against the Company any product liability or warranty claim arising from any express or implied guaranty, warranty or indemnity in connection with the Company Products or any product offering or service ever marketed, distributed, licensed or sold by the Company; (iii) there exists no pending or, to the Knowledge of the Company, threatened product liability claims, except to the extent reserved for on the face of the Last Balance Sheet; (iv) to the Knowledge of the Company, there is no basis for any such suit, inquiry, action, proceeding, investigation or claim; (v) in the three (3)-year period prior to the Closing Date, there have been no recalls relating to any product offering or service ever marketed, distributed, licensed or sold by the Company, and there are no pending, or, to the Company’s Knowledge, threatened recalls relating to any product offering or service ever marketed, distributed, licensed or sold by the Company; and to the Knowledge of the Company, none of the Company Products have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law, or pose a material threat to the health or safety of consumers when consumed in the intended manner.

4.21 Inventory. All Inventory of the Company, whether or not reflected in the Last Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice. All such Inventory is owned by the Company free and clear of all Encumbrances, and no Inventory is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive but are reasonable in the present circumstances of the Company.

4.22 Intentionally Omitted.

4.23 Affiliate Interests and Transactions. Except as set forth on Schedule 4.23 of the Disclosure Letter, no director, manager, employee, consultant or Affiliate of the Company or any family member of the Company (including any Owner) (a “Company Related Party”) has any direct or indirect right, title or interest in any properties or assets of any kind or character (whether real, personal or mixed, tangible or intangible, contingent or otherwise) used or held for use in connection with the Business other than the Excluded Assets. No Company Related Party conducts any part of the Business for or on behalf of the Company or otherwise. No Company Related Party of the Company is a party to, or has any direct or indirect rights in, to or under, any Assigned Contract or is otherwise indebted to the Company. No Company Related Party owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than one percent of the equity of any such entity), or is a shareholder, officer, director, manager, employee or consultant of any Person that is a competitor, lessor, lessee, licensor, licensee, customer, supplier or distributor of the Company or conducts a business similar to the Business.

4.24 Insurance. Schedule 4.24 of the Disclosure Letter sets forth a true and complete list of all casualty, directors’ and officers’ liability, general liability, product liability, workers’ compensation and all other types of insurance policies maintained with respect to the Business and the Purchased Assets, together with the carriers and liability limits, deductible amount (if any) and the date through which coverage will continue by virtue of premiums paid to date for each such policy. All such policies are in full force and effect. Schedule 4.24 of the Disclosure Letter identifies which insurance policies are “occurrence” or “claims made” and which Person is the policy holder. Such insurance policies cover such risks as are customarily covered by Persons conducting similar businesses. All premiums due and payable under all such policies have been paid, and all such policies are in full force and effect. There are no pending claims under such policies which are reasonably likely to exhaust the applicable limits of liability. The Company has not (a) received any written notice regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.

4.25 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Company.

4.26 Absence of Certain Changes or Events.

(a) Since June 30, 2019, the Company has conducted the Business only in the ordinary course consistent with past practice, there has not been any event, change, circumstance, occurrence, effect, state of facts or development that has had or could be anticipated to have a Material Adverse Effect, and neither the Business not the Purchased Assets have suffered any material loss, damage, or destruction affecting any material properties or assets thereof or included therein, whether or not covered by insurance.

(b) Except as set forth on Schedule 4.26(b) of the Disclosure Letter, since June 30, 2019, the Company has not:

(i) sold, assigned, transferred, leased, licensed or otherwise encumbered any material portion of its assets, except in the ordinary course of business consistent with past practice, or canceled any material debts or claims;

(ii) sold, assigned, transferred, leased, licensed or otherwise encumbered any material Intellectual Property, or abandoned or permitted to lapse any material Intellectual Property;

(iii) made or granted any bonus or any wage or salary increase to any employee or group of employees, or made or granted any increase in any Benefit Plan or arrangement, or amended or terminated any existing employee Benefit Plan or arrangement or adopted any new employee Benefit Plan or arrangement or entered into, amended or terminated any collective bargaining agreement or other employment or consulting agreement;

(iv) made any change in any accounting (or tax accounting) principle, policy, practice or procedure of the Company, or any change in the method of applying such principle, policy, practice or procedure;

(v) suffered any damage, destruction or casualty loss exceeding in the aggregate $50,000, whether or not covered by insurance; or

(vi) agreed, whether orally or in writing, to do any of the foregoing.

4.27 Solvency. The Company is and, as of immediately following the consummation of the transactions contemplated under this Agreement, will be “solvent” within the meaning given that term and similar terms under applicable Laws relating to fraudulent transfers and conveyances.

4.28 Accredited Investor; Investment Experience. The Company is an “accredited investor” and represents that each Owner is an “accredited investor” as such term is defined in Section 501(a) of Regulation D promulgated under the Securities Act.

ARTICLE V
[INTENTIONALLY OMITTED]

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company, as of the Closing Date or, if a representation or warranty is made as of a specified date, as of such date, as follows:

6.1 Organization of Buyer. Buyer is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Nevada.

6.2 Authority of Buyer. Buyer has full power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Documents to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

6.3 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the articles of incorporation or bylaws of Buyer; or (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for any consents, approvals, Permits, Governmental Orders, declarations, filings or notices which have not been obtained or which, in the aggregate, would not impede the consummation of the transactions contemplated hereby and the performance by Buyer of its obligations hereunder.

6.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

6.5 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

6.6 Securities Duly Issued. All Buyer Common Stock issuable to Owners under this Agreement to be issued hereunder upon issuance will be validly issued, fully paid and non-assessable, and free and clear of all Encumbrances and preemptive rights, except for (i) restrictions on transfer arising under applicable securities Laws and (ii) the applicable terms and conditions of the organizational documents of Buyer.

ARTICLE VII
COVENANTS

7.1 Employees and Employee Benefits.

(a) Buyer shall not adopt, become a sponsoring employer of, or have any Liabilities under or with respect to the Benefit Plans, and the Company shall be solely responsible for any and all Liabilities that have been incurred or may be incurred under or in connection with any Benefit Plan. The Company shall be solely responsible for any and all Liabilities arising out of or relating to the employment of Company employees who do not become Transferring Employees (as defined below), whether such liabilities arise before, on or after the Closing Date. The Company shall be solely responsible for any and all Liabilities (including, without limitation, any paid time off or accrued bonuses) arising out of or relating to the employment of any Transferring Employee before the date such employee actually commences work with Buyer or its Affiliate pursuant to this Section 7.1.

(b) Buyer shall, or shall cause one of its Affiliates to, extend offers of employment to each employee of the Company (all such employees who accept Buyer’s offer of employment and commence employment with Buyer or one of its Affiliates on or after the Closing Date are referred to as the “Transferring Employees”). The Company shall terminate the employment of all Transferring Employees immediately prior to the Closing and shall cooperate with and use commercially reasonable efforts to assist Buyer in its efforts to secure satisfactory employment arrangements with those employees of the Company to whom Buyer makes offers of employment. Each Transferring Employee shall be eligible to participate in Buyer’s 2016 Equity Incentive Plan, as amended.

(c) The Company shall comply with the requirements of the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, provincial or local law with respect to any “plant closing” or “mass layoff,” as those terms are defined in the WARN Act or such other applicable law, which may result from the consummation of the transactions contemplated by this Agreement or by the Company’s termination of the employment of any of its employees on or prior to the Closing Date.

(d) At all times before and after the Closing, the Company and the selling group (as defined in Treasury Regulation Section 54.4980B-9, Q&A-3(a)) of which it is a part (the “Selling Group”) will cooperate with Buyer as necessary (and will promptly provide such information as is necessary or as is reasonably requested by Buyer) to enable Buyer to provide continuation coverage under COBRA to the M&A Qualified Beneficiaries, to the extent Buyer determines it or any of its Affiliates is required by COBRA to do so. By way of example, and not limitation, the Company and each member of the Selling Group shall provide Buyer with the information listed in Section 4.15(g) for each M&A Qualified Beneficiary not identified on Schedule 4.15(g) of the Disclosure Letter as far in advance of the occurrence of such M&A Qualified Beneficiary’s qualifying event as possible and, in any event, no later than the day after the occurrence of such qualifying event, and the Company or another member of the Selling Group shall promptly notify Buyer if the Company or any member of the Selling Group terminates all of its group health plans. If Buyer determines that it or any of its Affiliates is required to provide continuation coverage under COBRA to the M&A Qualified Beneficiaries, the Company will reimburse Buyer and its Affiliates for any and all Liabilities, costs, expenses and Losses that Buyer and its Affiliates incur in providing such coverage to the M&A Qualified Beneficiaries, which will constitute Excluded Liabilities hereunder.

(e) Nothing contained in this Agreement shall create any third party beneficiary rights in any Transferring Employee, any beneficiary or dependents thereof, or any other Person, including, without limitation, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Transferring Employee by Buyer or under any Benefit Plan that Buyer may maintain.

(f) Nothing contained in this Agreement shall confer upon any Transferring Employee any right with respect to continued employment by Buyer or any Affiliate of Buyer, nor shall anything herein interfere with the right of Buyer or any such Affiliate to terminate the employment of any Transferring Employee at any time, with or without cause, following the effective date of his or her employment with Buyer or such Affiliate, or restrict Buyer or any Affiliate thereof in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of the Transferring Employees. Nothing contained in this Section 7.1, express or implied, will be construed to establish, amend or modify (or to require the establishment, amendment or modification of) any Benefit Plan or any plan, fund, program, policy, practice, Contract or arrangement sponsored, maintained or contributed to by Buyer or any of its Affiliates.

7.2 Registration of Securities.

(a) Buyer shall at its election, either (i) issue the Buyer Common Stock issuable to Owners under this Agreement as registered shares of Buyer Common Stock or (ii) (A) no later than thirty (30) days following the Initial Earnout Payment Date file a registration statement on Form S-3 for a secondary offering (including any successor or similar registration statement covering the resale of the Buyer Common Stock issuable to Owners under this Agreement, and any amendments or supplements to such Registration Statement, including post-effective amendments a “Resale Shelf”) and cause the Resale Shelf to be declared effective under the Securities Act as soon as reasonably practicable thereafter, and (B) maintain the effectiveness of such Resale Shelf with respect to the Buyer Common Stock issuable to Owners under this Agreement until the earliest of (x) the date that is two (2) years following the effective date of the Resale Shelf and (Y) the date all of the relevant Buyer Common Stock issuable to Owners under this Agreement covered by the Resale Shelf can be sold publicly without volume or manner of sale restriction or limitation under Rule 144 under the Securities Act. Within thirty (30) days following the issuance of any Subsequent Earnout Consideration that includes Buyer Common Stock, the Company will file an amendment to the Resale Shelf to include any additional Earnout Consideration following the Subsequent Earnout Period.

(b) Buyer may delay the filing or effectiveness of the Resale Shelf (and, if permitted, withdraw any Resale Shelf that has been filed), if Buyer determines in its reasonable judgment (A) that proceeding with filing or effectiveness would require Buyer to disclose material information that would not otherwise be required to be disclosed at that time and (B) that the filing or effectiveness to be delayed would, if not delayed, materially adversely affect Buyer and its subsidiaries taken as a whole or materially interfere with, or jeopardize the success of, any pending or proposed material transaction, including any debt or equity financing, any acquisition or disposition, any recapitalization or reorganization or any other material transaction, whether due to commercial reasons, a desire to avoid premature disclosure of information or any other reason. Any period during which Buyer has delayed a filing, effectiveness or an offering pursuant to this Section 7.2(b) is herein called a “Suspension Period.” Buyer shall provide prompt written notice to the Company and the Owners of the commencement and termination of any Suspension Period (and any withdrawal of a Resale Shelf pursuant to this Section 7.2(b)) but shall not be required to disclose the specific reason therefore. The Company and the Owners shall keep the existence of each Suspension Period confidential and refrain from making offers and sales of Buyer Common Stock (and direct any other Affiliates making such offers and sales to refrain from doing so) during each Suspension Period. No Suspension Period may last longer than the first to occur of (i) ten (10) days following the cessation of the conditions described in (A) or (B) above that triggered the Suspension Period, and (ii) 120 days from the commencement of the Suspension Period.

7.3 Buyer Board Appointment. Buyer agrees that subject to the recommendation of Buyer’s Nominating and Corporate Governance Committee and the approval of Buyer’s Board of Directors, either Patrick Kilkenny or Stephanie Kilkenny shall be offered a position on the Company’s Board of Directors to serve until the earlier of Buyer’s 2020 Annual Meeting of Stockholders or his or her death, resignation or removal.

7.4 Confidentiality. Except with Buyer’s prior written consent or as reasonably required in furtherance of an Owner’s duties as a director, officer or employee of Buyer, for a period of six (6) years commencing on the Closing Date, the Company shall, and shall cause its Affiliates to, hold in confidence any and all information, whether written or oral, concerning the Business, this Agreement, the other Transaction Documents, or the transactions consummated pursuant hereto and thereto, except to the extent that the Company or such Affiliate can show that such information, at any time during such six (6) year period (a) is generally available to and known by the public through no fault of the Company or any Affiliate or Representative of the Company; or (b) is lawfully acquired by the Company or an Affiliate or Representative of the Company after the Closing from sources that are not restricted from disclosing such information by a legal, contractual or fiduciary obligation. If, during the six (6) year period commencing on the Closing Date, the Company or any Affiliate or Representative of the Company is compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Company shall, or shall cause its Affiliate or Representative to, promptly notify Buyer in writing and shall disclose only that portion of such information that the Company or its Affiliate or Representative is advised by its counsel in writing is legally required to be disclosed, provided that the Company shall, and shall cause its Affiliates and Representatives to, at Buyer’s expense, use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

7.5 Public Announcements. Unless otherwise required by applicable Law (based upon the reasonable advice of counsel), neither the Company, Buyer nor their respective Affiliates and Representatives shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed) except as reasonably required in furtherance of the duties of a director, officer or employee of Buyer.

7.6 Receivables; Customer and Supplier Inquiries; Customer Trust Deposits.

(a) If Buyer or any of its Affiliates receives or collects any funds relating to Excluded Assets, the Buyer shall, or shall cause such Affiliate to, remit such funds to the Company within (5) Business Days after its receipt thereof. If the Company or any of its Affiliates receives or collects any funds relating to any Purchased Assets or Assumed Liabilities, the Company shall, or shall cause such Affiliate to, remit such funds to Buyer within five (5) Business Days after its receipt thereof. Buyer shall have the right and authority to collect for its own account all items that are included in the Purchased Assets and to endorse with the name of the Company any checks or drafts received with respect to any such items. The Company will retain and shall have the authority to collect for its own account, all accounts receivable included among the Excluded Assets. Any customer payments received by either the Company or Buyer in respect of any of the accounts receivable of the Business that do not specify a particular invoice shall be applied in chronological order first to the earliest issued invoice to such customer. The parties will cooperate and promptly remit to the other party any customer payments that that are the property of such party pursuant to this Agreement and will undertake commercially reasonable efforts to notify the other party of updates or notifications received with respect to accounts receivable that are the property of the other party pursuant to this Agreement.

(b) Following the Closing, the Company shall (i) cause any Cash Held in Trust to be remitted after the Closing to the applicable Governmental Authority or other third party when due and shall keep Buyer reasonably informed with respect to such activities and (ii) cooperate with Buyer in transitioning the collection, management and remittance of customer cash to be held in trust and remitted to Governmental Authorities.

7.7 Insurance Proceeds. If the Company or any of its Affiliates receives or collects any insurance proceeds with respect to the Business, the Purchased Assets or the Assumed Liabilities, the Company shall, or shall cause such Affiliate to, remit such proceeds to Buyer within five (5) Business Days after its receipt thereof. In addition, if requested by Buyer, the Company shall, if its insurance policies remain in effect, cooperate with Buyer to make and pursue recovery of any claim under an “occurrence” based insurance policy of the Company that relates to the Business, the Purchased Assets or the Assumed Liabilities and is based upon an event, state of facts or condition that first existed or occurred prior to the Closing Date; provided that nothing in this Section 7.7 shall require the Company to maintain its insurance policies for any duration after the Closing.

7.8 Transfer Taxes. Fifty-percent (50%) of all transfer, documentary, recording, sales, use, stamp, registration, value added or other similar Taxes, charges or fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (“Transfer Taxes”) shall be borne and paid by the Company and Buyer when due (with Buyer responsible for 50% of such Transfer Taxes and the Company responsible for the other 50% of such Transfer Taxes). The party responsible for preparing any Tax Returns or other documents under the Law with respect to such Transfer Taxes shall, at its own expense, timely file any Tax Return or other document with respect to such Transfer Taxes or fees (and the other party shall cooperate with respect thereto as may be reasonably necessary).

7.9 Certain Tax Matters.

(a) Pro-Rations. At or after the Closing, all ad valorem, property or other Taxes imposed on a periodic basis pertaining to the Purchased Assets shall be prorated on the basis of the number of days of the relevant Tax year or period which have elapsed through the Closing Date, determined without reference to any change of ownership occasioned by the consummation of the transactions contemplated by this Agreement. The Company shall be responsible for that portion of such amounts relating to the period on or prior to the Closing Date and Buyer shall be responsible for that portion of such amounts relating to the period after the Closing Date. Buyer and the Company shall cooperate, as and to the extent reasonably requested by either party, in connection with the filing of any Tax Returns, and Action with respect to Taxes, relating to the Purchased Assets or the operation of the Business. Such cooperation shall include the retention and (upon a party’s reasonable request) the provision of records and information which are reasonably relevant to any such Tax Return, or Action, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and timely notification of receipt of any notice of an Action or notice of deficiency relating to any Tax or Tax Return with respect to which the non-recipient may have liability hereunder.

(b) Purchase Price Allocation. Buyer shall prepare an allocation of the Aggregate Consideration and Assumed Liabilities among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provisions of state, local, or foreign law, as appropriate), which allocation shall be binding upon the Company subject to the following provisions of this Section 7.9(b). Buyer shall deliver such allocation to the Company within ninety (90) days after the Closing Date. The Company shall have thirty (30) days from its receipt of the allocation from Buyer to review and comment on such allocation, and Buyer shall consider in good faith any comments received from the Company during such thirty (30) day period. The Company agrees to cooperate with Buyer, and to furnish Buyer with such information as Buyer reasonably requests, for purposes of determining the allocation of the Aggregate Consideration and the Assumed Liabilities among the Purchased Assets. Buyer and the Company will file IRS Form 8594 and all Tax Returns in a manner that is consistent with the allocation of the Aggregate Consideration and the Assumed Liabilities among the Purchased Assets, as determined pursuant to this Section 7.9(b).

(c) Partnership Audit. Notwithstanding anything set forth in this Agreement, the Company shall (i) neither cause nor permit any election to be made by the Company to apply the partnership audit rules included in Sections 6221 through 6241 of the Code to any year ending on or prior to December 31, 2017, and (ii) cause an election under Section 6226 of the Code to be made with respect to the Company in connection with any Action with respect to income Taxes or Tax Returns for any period ending on or before or including the Closing Date.

7.10 Name. Following the Closing, the Company will not, directly or indirectly, and will cause its Affiliates not to, directly or indirectly, use or do business under the name “Intersect Beverage,” “Azunia” or any other name that the Company has used at any time in its conduct of the Business, and any other name that, in the reasonable judgment of Buyer, is confusingly similar to any of the foregoing names (other than, in each case, with respect to the Owner, as an employee of Buyer or one of its Affiliates). As soon as possible after the Closing, the Company will (i) amend its Articles of Organization to change its name, (ii) terminate any assumed name filings using a similar name, and (iii) provide to Buyer any and all consents, documents and instruments, executed and delivered in a form reasonably acceptable to Buyer, that are necessary or desirable for Buyer to claim, register or file to use the names “Intersect Beverage” and “Azunia”.

7.11 Further Assurances; Access to Records. Each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions of, and give effect to the transactions contemplated by, this Agreement and the other Transaction Documents, including as may be necessary or appropriate to assure fully to Buyer all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer under this Agreement and the other Transaction Documents and to assure fully to the Company the assumption of the liabilities and obligations intended to be assumed by Buyer pursuant to this Agreement and the other Transaction Documents. Without limiting the foregoing, the Company agrees to provide to Buyer and its Representatives with, and will cooperate with Buyer as reasonably requested to obtain, access to all documents, books, records (including Tax records), agreements, workpapers and financial data that relate to the Purchased Assets or the Assumed Liabilities for reasonable business purposes, including as reasonably requested in connection with the preparation of financial statements, securities or debt offerings of Buyer or its Affiliates, the conduct of any field exam by a lender or other third party, preparation of Tax Returns, or any Action; provided, however, that such access may be restricted to the extent required by applicable Law or disclosure of any such information would result in the loss or waiver of the attorney-client privilege. In connection with any securities or debt offerings of Buyer or its Affiliates, the Company shall, if requested by Buyer and at Buyer’s expense, request that its pre-Closing accountants deliver customary comfort letters with respect to historical Business financial information and consent to, and request that the Company’s pre-Closing accountants deliver consents to, the inclusion of historical Business financial information and accountant reports in any offering or debt document or registration statement.

7.12 Release. The Company, on behalf of itself and its respective heirs, legal representatives, successors, and assigns (collectively, the “Releasing Parties”), hereby, irrevocably and unconditionally, fully and forever acquits, releases, covenants not to sue, and discharges and agrees to hold harmless Buyer and its Affiliates, and its and their managers, directors, officers, members, shareholders, partners, employees, agents, legal representatives, predecessors, successors, and assigns (collectively, the “Buyer Releasees”), from any and all actions, claims, charges, demands, damages, Losses, obligations, liabilities, costs, expenses (including attorneys’ fees and court costs), causes of action, debts, contracts, torts, covenants, fiduciary duties, responsibilities, suits and judgments, at law or in equity, of every nature and kind that the Company, or any of the other Releasing Parties have, may have had, or may have in the future against the Buyer Releasees, whether known or unknown, except obligations arising pursuant to this Agreement and any other Transaction Documents. The release set forth in this Section 7.12 will be binding upon the Company, and its respective heirs, legal representatives, successors, and assigns and will inure to the benefit of the Buyer Releasees and their respective successors and assigns.

7.13 Restrictive Covenants of the Company. In consideration of the benefits of this Agreement to the direct and indirect to be received by the Company or the Owner at the direction of the Company and in order to induce Buyer to enter into this Agreement, the Company hereby covenants and agrees as follows:

(a) Non-Competition. From and after the Closing and until the third (3rd) anniversary of the Closing Date (the “Restricted Period”), the Company will not, directly or indirectly, as a partner, stockholder, member, proprietor, consultant, joint venturer, investor or in any other capacity, engage in, or own, manage, operate or control, or participate in the ownership, management, operation or control of, any business or entity that engages anywhere in the United States of America in the sale, manufacturing, packaging or distribution of alcoholic beverages and related products; provided, however, that nothing herein shall prohibit the Company from owning, in the aggregate, not more than three percent (3%) of any class of securities of a publicly traded entity in any of the foregoing lines of business so long as neither such the Company nor any of its Affiliates participates in any way in the management, operation or control of such entity.

(b) Non-Solicitation of Customers and Suppliers. During the Restricted Period, the Company will not, directly or indirectly, as a partner, stockholder, member, proprietor, consultant, joint venturer, investor or in any other capacity, solicit or attempt to solicit or take any actions calculated to persuade (or that could otherwise reasonably be expected to cause) any Person who is or has been a customer, supplier, distributor, licensor, licensee, sales representative, sales agent, consultant or any other business relation of the Business prior to or after the Closing to cease doing business with, or to alter or limit its business relationship with, Buyer or its Affiliates.

(c) Non-Solicitation of Employees. During the Restricted Period, the Company will not directly or indirectly, as a partner, stockholder, member, proprietor, consultant, joint venturer, investor or in any other capacity, solicit to perform services or hire (as an employee, consultant or otherwise) any Transferring Employees or other Persons who are or, within the 6-month period immediately preceding the Company’s action, were employees of Buyer or its Affiliates, or take any action intended to persuade such employee to terminate their employment with Buyer or its Affiliate. Notwithstanding the foregoing, this Section 7.13(c) shall not prohibit the Company from: (i) engaging in general solicitations to the public or general advertising, including in periodicals, newspapers, trade publications and the Internet, or similar methods of solicitation by search firms, not directly targeted at the Transferring Employees; or (ii) soliciting or hiring, other than for a business activity that would be deemed competitive with Buyer under Section 7.13(a) above, any Transferring Employee who at the time of such solicitation or hiring is no longer an employee of Buyer or its Affiliates.

(d) Non-Disparagement. From and after the Closing, the Company will not (and agrees to cause its Affiliates not to) disparage the Business, Buyer, any of Buyer’s Affiliates, or any of such parties’ shareholders, directors, members, managers, officers, employees or agents.

(e) Acknowledgments Regarding Restrictive Covenants. The Company acknowledges and agrees that (i) the covenants and restrictions set forth in this Section 7.13 are necessary for the reasonable protection of Buyer and the Business, (ii) any breach of the covenants set forth in this Section 7.13 would cause Buyer irreparable damage, (iii) Buyer’s remedies at Law in the event of any such breach would be inadequate, and (iv) without limiting any other rights or remedies to which Buyer may be entitled under this Agreement or applicable law, Buyer shall be entitled to the issuance by a court of competent jurisdiction of an injunction in favor of Buyer enjoining the breach or threatened breach of such restrictions.

(f) Tolling. If the Company is found by a court of competent jurisdiction to have violated any provision of this Section 7.13, the duration of the restrictions in this Section 7.13 will be extended for a period of time equal to that period beginning when such violation commenced and ending when the activities constituting such violation terminated.

(g) Modifications. If any provision in this Section 7.13 is held to be unreasonable arbitrary, or against public policy, such provision will, to the fullest extent permitted by Law, be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time, or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, or not against public policy, will be effective, binding, and enforceable against the Company.

ARTICLE VIII
INDEMNIFICATION

8.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until end of the Initial Earnout Period; provided, that the representations and warranties in Section 4.1 (Organization of the Company), Section 4.2 (Capitalization; Subsidiaries), Section 4.3 (Authority of the Company), Section 4.8 (Title to Purchased Assets), Section 4.25 (Brokers), Section 6.1 (Organization of Buyer), Section 6.2 (Authority of Buyer), Section 6.4 (Brokers) and Section 6.6 (Securities Duly Issued) (collectively, the “Fundamental Representations”), and Section 4.17 (Taxes) shall survive for the greater of six (6) years or the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus one hundred twenty (120) days. All covenants and agreements of the parties contained herein shall survive the Closing until fully performed. Notwithstanding the foregoing, any claims asserted in good faith and in writing prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

8.2 Indemnification by the Company. Subject to the other terms and conditions of this Article VIII, the Company shall indemnify and defend each of Buyer and its Affiliates and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement, the other Transaction Documents or in any certificate or instrument delivered by or on behalf of the Company pursuant to this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company pursuant to this Agreement, the other Transaction Documents or any certificate or instrument delivered by or on behalf of the Company pursuant to this Agreement;

(c) any Excluded Liability; and

(d) except for Assumed Liabilities, any third party claim based upon, resulting from or arising out of the business, operations, properties, assets or obligations of the Company or any of its Affiliates conducted, existing or arising prior to the Closing Date.

8.3 Indemnification by Buyer. Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify and defend the Company and its Affiliates and their respective Representatives (collectively, the “Company Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Company Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, the other Transaction Documents, or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement;

(c) Buyer’s failure to pay, resolve, discharge and perform any Assumed Liability; or

(d) except for Excluded Liabilities, any third party claim based upon, resulting from or arising out of the business, operations, properties, assets or obligations of Buyer or any of its Affiliates conducted, existing or arising following the Closing Date.

8.4 Materiality. For purposes of this Article VIII, any inaccuracy in or breach of any representation or warranty, as well as the amount of any Losses with respect thereto, shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

8.5 Indemnification Procedures.

(a) Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”), but in any event not later than thirty (30) days after receipt of notice of the events giving rise to the claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that has been or may be sustained by the Indemnified Party. If an Indemnifying Party fails to object to notice of an indemnification claim delivered by the Indemnified Party pursuant to this Section 8.5 within thirty (30) days, or only objects to a portion of such Loss, then the amount of Loss set forth in such notice (or if less, the amount which is not objected to by the Indemnifying Party) shall automatically become payable pursuant to Section 8.7.

(b) Subject to Section 8.5(c), in connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a Person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party of an unqualified written acknowledgement of the Indemnifying Party’s indemnification obligations under this Agreement with respect to such Action, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not elect to assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed in any case in which the Indemnified Party is given a full and complete release of any and all Liability by all relevant parties). Notwithstanding the above, if a firm offer is made to settle a third party claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such third party claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such third party claim and, in such event, the maximum liability of the Indemnifying Party as to such third party claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such third party claim, the Indemnifying Party may settle the third party claim upon the terms set forth in such firm offer to settle such third party claim. If the Indemnified Party has assumed the defense pursuant this Section 8.5, it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c) Notwithstanding anything in Section 8.5(b) to the contrary, where Buyer is the Indemnified Party, it shall have the right to conduct and control, through counsel of its choosing, the defense, compromise and settlement of any Action that (i) seeks an injunction or other equitable relief against Buyer or any of its Affiliates, or (ii) the settlement of which may act as an adverse and binding precedent upon Buyer or its Affiliates with respect to similar claims or demands or which may have, in Buyer’s reasonable judgment, a material adverse impact on the Business or on Buyer’s broader business or operations. Buyer may settle, adjust or compromise any Action described in the foregoing sentence after first conferring with the Company (to the extent reasonably practicable). Additionally, any Indemnifying Party shall lose its right to contest, defend, litigate and settle the Action if it fails to accept a tender of the defense of the Action or if it shall fail to diligently contest the Action, and in such event the Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any such Action.

(d) Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 8.2(a) or Section 8.3(a), as the case may be, unless and until (A) any such indemnifiable Loss or series of related indemnifiable Losses which may be recovered from such Indemnifying Party under such sections exceeds Two Thousand Dollars ($2,000) (the “Per-Claim Threshold”), in which case all such Losses, regardless of the Per-Claim Threshold, shall be indemnifiable claims and subject to indemnification hereunder and shall be counted against the Indemnity Threshold, and any individual Loss (or series of related Losses) less than or equal to the Per-Claim Threshold (unless it is part of a series of related Losses that aggregate to exceed the Per-Claim Threshold) shall not be aggregated for purposes of calculating whether or not Losses of the Indemnified Party exceed the Indemnity Threshold, and (B) the aggregate amount of indemnifiable Losses that may be recovered from such Indemnifying Party under such sections equals or exceeds Seventy-Five Thousand Dollars ($75,000) (the “Indemnity Threshold”), after which the Indemnifying Party shall be liable for all Losses pursuant to this Article VIII in excess of the Indemnity Threshold, not including those accrued in the Indemnity Threshold); provided, that the foregoing provisions of this Section 8.5(d) shall not apply to Losses arising out of or relating to any claim arising out of or relating to any inaccuracy or breach of any Fundamental Representation, any representation or warranty in Section 4.11 (Intellectual Property) (the “IP Representations”), any representation or warranty set forth in Section 4.17 (Taxes) or to claims relating to fraud, intentional misrepresentation or willful misconduct. There will be no liability of any Indemnifying Party in respect of claims for indemnification pursuant to Section 8.2(a) or Section 8.3(a) of this Agreement for amounts in the aggregate in excess of Two Million Five Hundred Thousand Dollars ($2,500,000), except with respect to Fundamental Representations and IP Representations. There will be no liability of any Indemnifying Party in respect of claims for indemnification pursuant to Section 8.2(a) or Section 8.3(a) of this agreement for amounts in the aggregate in excess of seven million five hundred thousand dollars ($7,500,000) with respect to the IP Representations. Notwithstanding anything to the contrary herein, there will be no liability of the Company with respect to Company’s indemnification obligations under this Agreement (including with respect to Fundamental Representations) in excess of the Aggregate Consideration payable to Owners under this Agreement.

8.6 Payments; Exclusive Buyer Remedy. Once a Loss is agreed to by the Indemnifying Party or finally determined to be payable pursuant to this Article VIII, the Indemnifying Party shall satisfy its obligations within five (5) Business Days of such agreement or final determination by wire transfer of immediately available funds; provided that, if Buyer (including Buyer Indemnitees) is the Indemnified Party, Buyer’s sole recourse and remedy for any claim for indemnification pursuant to Section 8.2(a), Section 8.2(c), or Section 8.2(d) (in each case, other than any claim for indemnification for Losses related to the Company’s Current Liabilities or the Specified Excluded Liabilities) shall be to withhold and offset such indemnification obligation of the Company against the Buyer Common Stock to be issued to Owners under this Agreement or any Transaction Document. The Company and Owners expressly agree to the offset of indemnification against Buyer Common Stock to be issued to Owners. For purposes of determining the number of shares of Buyer Common Stock to be withheld from Owners to satisfy any Losses of Buyer Indemnitees that are subject to indemnification under this Article VIII, any withholding or offset against the Buyer Common Stock by Buyer under this Section 8.6 shall be applied to each Owner’s Pro-Rata Portion of Buyer Common Stock to be issued to Owners under this Agreement, and the Buyer Common Stock shall be deemed to have a value equal to the Fair Market Value as of the date of final determination of the Loss. The parties hereto agree that should an Indemnifying Party not make full satisfaction of any such obligations within such five (5) Business Day period, any amount payable shall accrue interest from and including the date payment is due to and including the date such payment has been made at a rate per annum equal to ten percent (10%). Such interest shall be calculated daily on the basis of a 365-day year and the actual number of days elapsed.

8.7 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Aggregate Consideration for Tax purposes, unless otherwise required by Law.

8.8 Effect of Insurance. For purposes of determining the amount of any Losses that are subject to indemnification under this Article VIII, such amount shall be reduced by the amount of third-party insurance benefits and any third-party indemnity, contribution or other similar payment actually received and proceeds actually received by the Indemnified Party in respect of the Losses, net of any deductibles, co-payments, retro-premium obligations and premium increases attributable thereto and all costs of collection. Buyer Indemnitees will not be prevented from asserting and receiving indemnification with respect to Losses from the Company because third-party insurance or other payment proceeds may be available; provided, that upon Buyer’s receipt of such proceeds, the net amount will be credited in the determination of the amount of Buyer Common Stock to be issued under this Agreement. Buyer will inform Company of any possible third-party actions under this Section 8.8 and will reasonably assist and cooperate with Company in any third-party action under this Section 8.8 (including assigning any claim to Company so it can bring legal action); provided that Buyer shall have no obligation under this Section 8.8 to initiate any legal action or other proceeding against any insurance company or any other Person or to expend a material amount of funds in collection of amounts that may be due from such insurance company or other Person.

8.9 Mitigation. To the extent required by Law each Indemnified Party shall take, and cause its Affiliates to take, commercially reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Losses.

8.10 Cumulative Remedies. Subject to Section 9.13, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, intentional misrepresentation or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement or any other Transaction Document) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII. Nothing in this section shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraud, intentional misrepresentation or willful misconduct.

ARTICLE IX
MISCELLANEOUS

9.1 Expenses. Except as otherwise expressly provided herein, including, without limitation, in Section 2.8, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

9.2 Bulk Sales. If the provisions of Article 6 of the Uniform Commercial Code have not been repealed in each jurisdiction where any of the Purchased Assets are located, the Company and Buyer hereby waive compliance with the provisions of Article 6 of the Uniform Commercial Code in each such jurisdiction that has not repealed such article and where any of the Purchased Assets are located in connection with the transactions contemplated hereunder. The Company will be responsible for all Liabilities arising out of the parties’ waiver of such compliance.

9.3 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.3):

If to the Company:

Intersect Beverage, LLC

Attention: Patrick J. Kilkenny

2008 Seaview Avenue

Del Mar, CA 92014

E-mail: pkilkenny@k2ins.com

with a copy (which shall not constitute notice) to:

Scarborough, McNeese, Oelke & Kilkenny, P.C.

5 Centerpointe Drive, Suite 240

Lake Oswego, OR 97035-8682

Attention : Russell R. Kilkenny

E-mail : rrk@smoklaw.com

If to Buyer:

Eastside Distilling, Inc. 1001 SE Water Avenue, Suite 390

Portland, OR 97214

Attention: Chief Executive Officer

E-mail: Notices@eastsidedistilling.com

with a copy (which shall not constitute notice) to:

Perkins Coie LLP

1120 NW Couch Street, 10th Floor

Portland, OR 97209

Attn: Christopher Hall

E-mail: CHall@perkinscoie.com

Facsimile: (503) 346-2048

9.4 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Exhibits and Schedules mean the Exhibits and Schedules contained in the Disclosure Letter attached to this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Schedules and Disclosure Letter referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

9.5 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

9.6 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.7 Entire Agreement. This Agreement (including the Disclosure Letter) and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter), the statements in the body of this Agreement will control.

9.8 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that Buyer may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement (a) to one or more of its Affiliates, (b) in connection with a sale or transfer of all or a material portion of the Business or the Purchased Assets, or (c) to a lender or financing source of Buyer as collateral security, in each case without the prior consent of any party hereto.

9.9 No Third-Party Beneficiaries. Except for Persons entitled to indemnification pursuant to Article VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.10 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

9.11 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Oregon, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Oregon.

9.12 Jurisdiction; Venue; Dispute Resolution. In any Action among or between any of the parties arising out of or relating to this Agreement, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Portland, Oregon. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.13 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

9.14 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (INCLUDING ANY ACTION OR LIABILITY INVOLVING ANY OF THE FINANCING SOURCES) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

9.15 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together constitute one and the same instrument. This Agreement may be (i) transmitted for reproduction and execution by any means now known or hereafter devised, including facsimile or electronic file transmission, and (ii) converted from its original software program to another and/or printed on different paper formats or in different fonts, any or all of which may result in variations to the pagination and appearance of the counterpart versions of this Agreement. The execution and delivery of counterparts of this Agreement, by facsimile, by electronic file transmission or by original manual signature, regardless of the means or any variation in pagination or appearance, shall be binding upon the parties. Any party delivering an executed counterpart of this Agreement by facsimile or by electronic file transmission shall also deliver a manually executed counterpart of this Agreement to each other party, but failure to do so shall not affect the validity, enforceability or binding effect of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

THE COMPANY:	Intersect Beverage, LLC
a California limited liability company

By:
	Name:	Patrick J. Kilkenny
	Title:	President

BUYER:	EASTSIDE DISTILLING, INC.
a Nevada corporation

By:
	Name:	Steven Shum
	Title:	Interim Chief Executive Officer and Chief
Financial Officer

EXHIBIT A

FORM OF PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE LAW, AND NO INTEREST OR PARTICIPATION HEREIN OR THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION OR AN EXEMPTION THEREFROM.

PROMISSORY NOTE (“Note”)

U.S. $[________]	________, 2021 Portland, Oregon

FOR VALUE RECEIVED, Eastside Distilling, Inc., a Nevada corporation (the "Maker"), hereby promises to pay to the order of [OWNER], a [______] (the "Holder"), the principal amount of $[____], together with interest thereon as set forth below.

1. Interest

Interest shall accrue on the outstanding principal balance under this Note from the date hereof until such outstanding principal balance is paid in full in the amount of 6.00% per annum, based on a 365-day year and the actual days elapsed.

2. Principal and Interest Payments

Accrued interest shall be payable monthly on the first day of each month starting ____, 2021, with the entire outstanding principal and any remaining accrued interest payable in full on ______, 2024 (“Maturity Date”).

3. Payments; Expenses of Holder

All payments on this Note under Section 2 will be applied to accrued and unpaid interest and thereafter to outstanding principal. All amounts payable hereunder will be payable in lawful money of the United States of America, delivered to such place as the Holder shall designate to the Maker in writing. Whenever any payment hereunder shall be stated to be due on a day other than a business day, such payment will be made on the next succeeding business day, and such extension of time will in such case be included in the computation of payment of interest.

4. Prepayments

The Maker will have the right to prepay any amount of principal and/or interest on this Note without the consent of the Holder.

5. Default.

The occurrence of any one or more of the following will constitute an “Event of Default”:

(a) The Maker fails to pay timely amounts when due under this Note, and such failure continues for ten (10) days following written notice of non-payment; provided that notice of non-payment shall not be required as a condition to an Event of Default (i) at any time that Holder has provided Maker three (3) written notices of non-payment in the immediately preceding twelve (12) months, or (ii) if Maker fails to pay Holder the entire amount of outstanding principal and any remaining accrued interest in full on the Maturity Date.

(b) The Maker files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors.

(c) An involuntary petition is filed against the Maker (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Maker.

If there shall be any Event of Default under Section 5(a), upon the expiration of any required notice period, this Note shall accelerate and all unpaid principal and interest, if any, shall become immediately due and payable. If there shall be any Event of Default under Sections 5(b) or 5(c), this Note shall immediately accelerate and all unpaid principal and interest, if any, shall become immediately due and payable without any requirement of notice from Holder to Maker.

6. Transfer

This Note has not been registered under the Act or applicable state law, and no interest or participation herein may be sold, distributed, assigned, offered, pledged or otherwise transferred unless there is an effective registration statement under the Act and applicable state securities laws covering any such transaction or an exemption therefrom and upon approval by the Maker.

7. Governing Law; Construction

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oregon applicable to contracts made and to be performed in Oregon by persons domiciled in Oregon. The descriptive headings of the several sections of this Note are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions thereof.

8. Waivers and Amendments

This Note or any provision hereof may be amended, modified, waived, discharged or terminated only by a statement in writing signed by Maker and the Holder. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right, nor shall any single or partial exercise of any right, power or privilege preclude any other right, power or privilege.

9. Notice

All notices under this Agreement must be in writing and will be deemed given (i) on the date of delivery if delivered personally, (ii) if by electronic mail (email), upon electronic confirmation of receipt; (iii) on the second business day following the date of dispatch if delivered utilizing a same or next-day service courier or (iv) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder to Maker will be delivered to the address set forth below under Maker’s signature, as such address may be changed through notice delivered under this Section 9.

10. Waivers

Except as provided in this Note, Maker hereby waives presentment of payment, demand, notice of nonpayment, notice of dishonor, protest, notice of protest and all other notices and acts to which Maker might otherwise be entitled under any applicable law. No delay or omission on the part of Holder in the exercise of any right or remedy, whether before or after any event of default, shall operate as a waiver of such right or remedy or impair Holder's right to fully and strictly enforce such right or remedy and every other provision of this Note.

11. Counterparts

This Note may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Note by signing any such counterpart.

12. Further Assurances

From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Note and any agreements executed in connection herewith or therewith.

13. Attorneys’ Fees

In the event of any suit or action to collect amounts owing under this Note, the prevailing party shall be entitled to an award of its reasonable out-of-pocket attorneys’ fees and costs incurred at trial and upon any appeal.

IN WITNESS WHEREOF, the undersigned has caused this PROMISSORY NOTE to be executed and delivered by its duly authorized officer as the date first set forth above.

EASTSIDE DISTILLING, INC.

By:
Name:
Title:

Maker’s Address:

Fax:_____________________________________________
Email:____________________________________________